Management’s Discussion and Analysis

Overview
27	Financial Results
27	Strong Shareholder Returns
28	Impact of Foreign Currency Translation
28	Impact of Acquisitions
28	Non-GAAP Measures

Group Financial Performance
29	Total Revenue
29	Net Interest Income
30	Other Income
31	Non-Interest Expenses
32	Taxes
32	Non-Controlling Interest
32	Credit Quality
35	Fourth Quarter Results
35	Summary of Quarterly Results

Group Financial Condition
36	Balance Sheet
37	Capital Management
40	Off-Balance Sheet Arrangements
41	Financial Instruments

Business Lines
42	Overview
43	Domestic Banking
46	International Banking
49	Scotia Capital
52	Other

Risk Management
53	Overview
55	Credit Risk
56	Market Risk
60	Liquidity Risk
62	Operational Risk
62	Reputational Risk
63	Environmental Risk

Controls and Accounting Policies
64	Controls and Procedures
64	Critical Accounting Estimates
67	Changes in Accounting Policies
67	Related Party Transactions

Supplementary Data
68	Geographic Information
70	Credit Risk
74	Capital
75	Revenues and Expenses
77	Other Information
80	11-Year Statistical Information
2006 SCOTIABANK ANNUAL REPORT       25

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-Looking Statements
This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These statements include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 53 of the Management’s Discussion & Analysis.
     The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.
     The “Outlook” sections that follow in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
     December 19, 2006
26       2006 SCOTIABANK ANNUAL REPORT

OVERVIEW
Financial results
Scotiabank again achieved record results in 2006 and exceeded all of its financial and operational targets. Asset growth was robust, acquisitions in Central and South America made a solid contribution to earnings, and credit quality remained stable. These positive impacts were partly offset by lower interest margins, and the negative impact of foreign currency translation.
     Earnings per share (diluted) were $3.55, up 13% from $3.15 in 2005. Net income available to common shareholders was a record $3,549 million, $365 million higher than last year. This strong performance boosted return on equity to 22.1%, its highest level in recent years.
     Total revenues rose 9% year over year. Net interest income was up 11%, as we continued to see very strong organic and acquisition-related retail loan growth, both domestically and in the international portfolio. This growth was partly offset by the negative effect of foreign currency translation, and a decline in the overall net interest margin primarily due to higher funding costs. Other income grew 6% this year, as increases in retail fees and record trading revenues were partly offset by a decrease in credit fees and lower gains on the sale of investment securities.
     Credit quality in the Bank’s loan portfolios remained stable, and we continued to benefit from favourable conditions. Net impaired loans declined year over year, while the specific provision for credit losses was basically unchanged from last year. A $60 million reduction in the general allowance for credit losses was recorded during the year, compared to $45 million in 2005.
     Expenses were up 7% from last year. Much of the increase related to acquisitions and growth in business volumes, expenditures to support revenue initiatives, and higher performance-and stock-based compensation. This was partly offset by the effect of foreign currency translation. Our productivity ratio, at 55.3%, continued to lead the industry, and improved slightly year over year.
     The overall tax rate was 19.2%, down from 20.5% last year, due mainly to a greater proportion of income earned by foreign subsidiaries in lower tax jurisdictions, and higher levels of tax-exempt dividend income.
     Our capital position remains strong, as we continue to generate significant capital from operations. Our Tier 1 capital ratio, at 10.2%, remains among the highest of the major Canadian banks. Our tangible common equity ratio, a key measure of capital strength, was 8.3%, down from last year due to acquisitions and strong asset growth.
Strong shareholder returns
     Solid financial performance continued to drive our strong shareholder returns. Total return (including both dividends and appreciation of the price of the Bank’s common shares) was 18% in 2006. Shareholders have had positive annual returns from the Bank’s shares for 12 consecutive years, the best record among Canada’s major banks. Long-term returns have also been excellent. The compound annual return on the Bank’s shares over the past five years has averaged 21%, and 20% over the past 10 years. We remain focused on achieving sustainable, long-term earnings growth and a high return on equity.
     We continue to outperform the S&P/TSX Composite Total Return Index by a wide margin; our compound annual return has been nearly double that of the index over the past 10 years.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totalled $1.50, an increase of 14% from 2005.
Return to common shareholders
Share price appreciation plus dividends reinvested, 1996 = 100
Total shareholder return

For the year ended October 31	2006	2005	2004	2003	2002	5-yr CAGR (1)

Closing market price per common share ($)	49.30	42.99	39.60	32.74	22.94	17.6%
Dividends paid ($ per share)	1.50	1.32	1.10	0.84	0.73	19.3%
Dividends paid (%)	3.5	3.3	3.4	3.7	3.2
Increase in share price (%)	14.7	8.6	21.0	42.7	4.6
Total annual shareholder return (%)(2)	18.4	12.1	24.7	46.8	7.8	21.2%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
2006 SCOTIABANK ANNUAL REPORT       27

OVERVIEW
Impact of foreign currency translation
The movement in foreign currency exchange rates again had a negative effect on the Bank’s earnings in 2006. The Canadian dollar appreciated 7% relative to the U.S. dollar, and 5% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business.
     Changes in the average exchange rates affected net income as shown in the following table:

Average exchange rate	2006	2005	2004
U.S.dollar/Canadian dollar	0.8782	0.8217	0.7586
Mexican peso/Canadian dollar	9.5422	9.0523	8.5968

Impact on income ($ millions)	2006 vs. 2005	2005 vs. 2004
Net interest income	$(202)	$(164)
Other income	(138)	(123)
Non-interest expenses	136	95
Other items (net of tax)	51	47

Net income	$(153)	$(145)
Earnings per share (diluted)	$(0.15)	$(0.14)
     We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so. A description of our hedging strategies can be found on page 58.
Impact of acquisitions
The Bank made a number of acquisitions in 2005 and 2006 which contributed to growth in Canada and in our international operations. The impact on selected income statement categories is shown in the following table:

Impact on income ($ millions)	2006	2005
Net interest income	$247	$35
Other income	215	33
Non-interest expenses	(304)	(48)
Other items (net of tax)	(58)	(4)

Net income	$100	$16
Earnings per share (diluted)	$0.10	$0.02
Non-GAAP measures
The Bank, like some other banks, analyzes revenues, net interest margin and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up the tax-exempt income earned on certain securities and recorded in the financial statements on a GAAP basis, to an equivalent before-tax basis. The corresponding offset is made in the provision for income taxes. Management uses this form of reporting internally, and believes that this basis for presentation provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in certain measures that are different from comparable GAAP measures, and may not be the same as measures provided by other companies. The amount of the taxable equivalent adjustment was $440 million in 2006, compared to $326 million last year.
28       2006 SCOTIABANK ANNUAL REPORT

Group Financial Performance
Total revenue
Total revenue (on a taxable equivalent basis) was $11,648 million in 2006, an increase of $922 million or 9% from the prior year. Before the impact of foreign currency translation and acquisitions, the Bank’s revenues grew by $868 million or 8%, reflecting growth across all business lines. Domestic Banking had higher revenues due to solid growth in asset volumes and higher wealth management revenues. There were strong results from International Banking, especially in Mexico and the Caribbean. Scotia Capital revenues were up by 10% on the strength of record trading results and higher corporate banking revenues. These improvements were partially offset by lower net gains on the sale of investment securities, and the negative effect of foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in countries in which the Bank operates.
Net interest income
Net interest income on a taxable equivalent basis was $6,848 million in 2006, up $651 million or 11% over last year. Excluding the negative impact of $202 million due to foreign currency translation, net interest income rose $853 million or 14%.
Net interest income by currency
taxable equivalent basis $ billions
     The Bank’s net interest margin (net interest income as a percentage of average assets) was 1.95% in 2006, down from 2.00% last year.
     Canadian currency net interest income was $3,995 million in 2006, an increase of $341 million or 9% from the prior year. This was driven by continued strong growth in personal lending and deposits, including the impact of acquiring the mortgage business of Maple Financial Group and the Canadian operations of the National Bank of Greece. Average retail loan balances rose 11%. This increase was partly offset by a compression of the interest margin due to higher funding costs, caused by a number of factors:
•	strong retail asset growth has exceeded retail deposit growth, with the difference funded by more expensive wholesale deposits;

•	rising interest rates, which increased the cost of funding longer-term assets such as fixed rate mortgages; and

•	a yield curve that has been flat by historic standards.
     These negative factors were partially offset by an increase in tax-exempt dividend income.
Table 1 Average balance sheet and interest margin(1)

	2006		2005
Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$21.0	4.20%	$18.0	3.59%
Securities	87.7	5.21	72.1	4.76
Loans:
Residential mortgages	81.8	5.25	71.6	5.02
Personal and credit cards	36.6	8.17	33.8	7.09
Business and government	62.8	6.83	57.4	5.65
Securities purchased under resale agreements	23.6	4.67	23.0	3.55

	204.8	6.19	185.8	5.41

Total earning assets	313.5	5.78	275.9	5.12
Customers’ liability under acceptances	9.0	—	7.4	—
Other assets	28.2	—	26.1	—

Total assets	$350.7	5.17%	$309.4	4.56%

Liabilities and shareholders’ equity
Deposits:
Personal	$88.4	3.00%	$81.3	2.75%
Business and government	126.8	3.71	106.6	2.66
Banks	28.5	4.31	23.6	2.90

	243.7	3.52	211.5	2.72

Obligations related to securities sold under repurchase agreements	28.5	4.98	26.6	4.54
Subordinated debentures	2.4	5.50	2.6	5.14
Capital instrument liabilities	0.8	7.10	0.8	7.10
Other interest-bearing liabilities	25.4	4.27	21.7	3.60

Total interest-bearing liabilities	300.8	3.75	263.2	3.01
Other liabilities including acceptances	33.3	—	30.5	—
Shareholders’ equity	16.6	—	15.7	—

Total liabilities and equity	$350.7	3.22%	$309.4	2.56%

Interest margin		1.95%		2.00%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 28.
Net interest income and margin(1)

($ millions,
except percentage amounts)	2006	2005	2004	2003

Average assets	350,700	309,400	284,000	288,500
Net interest income(1)	6,848	6,197	5,975	6,246
Net interest margin	1.95%	2.00%	2.10%	2.16%

(1)	Taxable equivalent basis
     Foreign currency net interest income was $2,853 million this year, $310 million above 2005, despite a $202 million negative impact due to foreign currency translation. Excluding this impact, net interest income rose by $512 million or 20%. This reflected the impact of the acquisitions in Peru this year, as well as the full year impact of the acquisition of Banco de Comercio in El Salvador. There was continued strong asset growth in International Banking, particularly in Mexico and the Caribbean. Scotia Capital’s assets also increased due to loan
2006 SCOTIABANK ANNUAL REPORT       29

GROUP FINANCIAL PERFORMANCE
growth in the United States, as well as the purchase of asset-backed retail auto loans from General Motors Acceptance Corporation (GMAC), a significant provider of consumer auto financing in the U.S. The positive impact of this broad-based asset growth was partially offset by a decrease in the interest margin. High levels of liquidity and competition generally have combined to put downward pressure on corporate banking spreads. This was partly offset by an increase in interest recoveries in the U.S. and Europe. The margin in Caribbean and Central America also fell slightly, reflecting the impact of rising U.S. dollar interest rates in a number of jurisdictions.
Outlook
Canadian currency net interest income is expected to continue to increase due to volume growth. Interest rates are expected to decline in the latter half of next year, which should provide some margin relief. However, the yield curve is expected to remain relatively flat and the market is expected to remain very competitive. Foreign currency net interest income is also expected to grow, reflecting the impact of acquisitions made in 2006 in Peru and Costa Rica, as well as continued growth in local currency assets, particularly in the Caribbean and Mexico.
Other income
Other income was $4,800 million in 2006, an increase of $271 million or 6% from 2005, notwithstanding a reduction of $138 million from foreign currency translation. Excluding this impact, year-over-year growth was $409 million or 9%, due in part to acquisitions, particularly in Peru.
     Credit card revenues were a record $307 million in 2006, an increase of 22% from last year. International revenues increased by 49% due to acquisitions in Peru and El Salvador, the purchase of a credit card portfolio in the Dominican Republic, and strong growth in transaction volumes in Mexico and the Caribbean. Domestic revenues were up 9% from 2005 levels.
     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, grew by 9% to $766 million in 2006. Domestic revenues were 5% higher than last year due both to pricing changes and growth in the customer base. International revenues increased by 25%, with about half of the growth coming from the acquisitions in Peru, and most of the balance from Mexico and El Salvador.
     Mutual fund fees were a record $241 million in 2006, an increase of 25% from 2005. This reflected higher average balances and a shift in the mix to more profitable equity and balanced funds.
     Revenues from investment management, brokerage and trust services were $666 million in 2006, an increase of 11% from last year. Retail brokerage commissions rose to a record $481 million.
Many sources of other income
Table 2 Other income

					2006
For the fiscal years					versus
($ millions)	2006	2005	2004	2003	2005

Card revenues	$307	$251	$231	$204	22%
Deposit and payment services	766	701	646	593	9
Mutual funds	241	193	171	161	25
Investment management, brokerage and trust	666	600	504	455	11
Credit fees	530	542	583	684	(2)
Trading revenues	637	594	476	501	7
Investment banking	659	680	648	673	(3)
Net gain on investment securities	371	414	477	159	(10)
Securitization revenues	43	79	111	140	(46)
Other	580	475	473	445	22

Total other income	$4,800	$4,529	$4,320	$4,015	6%

Percentage increase (decrease) over previous year	6%	5%	8%	2%

ScotiaMcLeod full-service revenues increased 10%, mainly from higher Partnership Plus revenues, managed account fees and mutual fund trailer fees. ScotiaMcLeod Direct commissions grew by 24%, due to higher customer trading volumes. As well, retail brokerage commissions in International Banking rose 22%, mainly in Mexico. Private client investment management fees were also higher, reflecting continued growth in assets under management by Scotia Cassels.
     Credit fees declined $12 million to $530 million in 2006. Excluding the negative $20 million effect of foreign currency translation, credit fees rose $8 million or 2% from last year. International Banking credit fees increased 17%, mainly because of growth in the Caribbean and Central America and acquisitions in Peru and El Salvador. In Global Corporate and Investment Banking, credit fees declined due to lower loan syndication activity, and a competitive lending environment. This was partially offset by higher acceptance fees in Canada.
     Trading revenues were a record $637 million in 2006, an increase of $43 million or 7% over the previous record achieved last year. This was driven by growth in fixed income and precious metals trading. Lower foreign exchange trading revenues in International Banking were partially offset by record foreign exchange trading revenues in Scotia Capital.
     Investment banking revenues were $659 million in 2006, a decline of $21 million or 3% from last year. Underwriting fees fell by $51 million or 13%, as a weaker new issue market was only partially offset by higher M&A fees, including the full-year impact of the 2005 acquisition of Waterous & Co. Institutional brokerage fees reached record levels, increasing $11 million, and non-trading foreign exchange revenues were $19 million above 2005, due to growth in both Domestic and International Banking.
     The net gain on the sale of investment securities was $371 million in 2006, a decline of $43 million or 10% from last year. In 2006, the Bank recorded a $48 million pre-tax gain on the sale of a portion of its investment in Shinsei Bank in Japan, compared to a gain of $118 million realized last year. There were also lower net gains from the sale of emerging market securities in International Banking. These were partly offset by higher net gains from other equity investments and stronger results in our merchant capital subsidiary.
30       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
     Securitization revenues of $43 million in 2006 were $36 million below last year, largely from lower gains on mortgage securiti-zations, as well as the maturity of certain revolving credit card securitizations.
     Other revenues were $580 million in 2006, an increase of $105 million from last year. About half of this increase was due to acquisitions in Peru. In addition, there were increased insurance revenues, and higher revenues in Asia and Mexico.
Total trading revenues
Total trading revenues were a record $1,031 million in 2006, up 10% from last year. Derivatives trading was a record of $585 million and contributed 57% of total trading revenue.
Table 3 Trading revenue

Taxable equivalent basis
For the fiscal years ($ millions)	2006	2005	2004	2003

Reported in:
Other income	$637	$594	$476	$501
Net interest income	394	340	287	301

Total trading revenue	1,031	934	763	802

By trading products:
Securities trading	145	175	112	179
Foreign exchange and precious metals trading	301	295	306	280
Derivatives trading	585	464	345	343

Total trading revenue	$1,031	$934	$763	$802

% of total revenues (net interest income plus other income)	9%	9%	7%	8%

Outlook
Most retail revenue categories are expected to increase in 2007 reflecting continued growth in Domestic and International Banking, plus the impact of acquisitions made this year. Capital markets revenues are also expected to rise.
Non-interest expenses
Non-interest expenses were $6,443 million in 2006, an increase of $400 million or 7% from last year; approximately $260 million of this increase was due to acquisitions. Excluding the impact of these acquisitions, and the positive effect of foreign currency translation of $136 million, non-interest expenses were $280 million or 5% higher than 2005 levels.
     Salaries and employee benefits were $3,768 million in 2006, up $280 million or 8% from last year. Excluding the impact of acquisitions and foreign currency translation, salaries increased 6%, reflecting normal growth in employee salaries, and an increase in branches and staff in Canada and Mexico. Performance-based compensation was also higher, reflecting stronger trading revenues in Scotia Capital and an accelerated recognition of stock-based compensation for retirement-eligible executives, as a result of a change in accounting standard (see page 67).
Expenses well controlled
$ millions
Table 4 Non-interest expenses and productivity

						2006
For the fiscal years						versus
($ millions)	2006	2005	2004	2003		2005

Salaries	$2,100	$1,963	$1,933	$2,001		7%
Performance-based compensation	936	880	817	801		6
Stock-based compensation	164	140	174	119		17
Pensions and other employee benefits	568	505	528	440		13

Total salaries and employee benefits	3,768	3,488	3,452	3,361		8
Premises and technology	1,214	1,148	1,139	1,156		6
Communications	276	255	248	251		8
Advertising and business development	232	232	210	199		—
Professional	174	186	163	141		(7)
Business and capital taxes	133	147	142	144		(9)
Other	646	587	508	479	(2)	10

Total non-interest expenses	$6,443	$6,043	$5,862	$5,731		7%

Productivity ratio (TEB)(1)	55.3%	56.3%	56.9%	55.9%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(2)	Includes loss of $31 on disposal of subsidiary operations.
Pensions and other employee benefits rose by $63 million, mainly due to higher medical and dental costs and acquisitions.
     Premises and technology expenses were $1,214 million in 2006, an increase of $66 million or 6% from last year. The higher premises costs reflected acquisitions and new branches. Technology expenses increased by $30 million or 6%, as the result of a variety of new projects to drive revenue growth in Canada, Mexico and the Caribbean, as well as higher processing costs due to increased business volumes.
     Communications expenses were $276 million, an increase of $21 million or 8% year over year, again mainly reflecting the impact of acquisitions, new branches, and higher business volumes.
     Advertising and business development expenses of $232 million were unchanged from last year.
     Professional fees of $174 million declined by $12 million or 7%, due mainly to lower legal fees, partially offset by higher consulting and other professional fees related to acquisitions and other growth initiatives.
     Business and capital taxes declined by $14 million to $133 million.
     Other expenses were $646 million in 2006, an increase of $59 million or 10% from last year, largely due to the impact of acquisitions in Canada and Central and South America, third-party commissions related to higher mortgage sales and acquisition of new credit card customers, and mutual fund trailer fees. These were partly offset by a recovery of Value Added Tax (VAT) of $51 million in Mexico this year.
Industry-leading productivity
non-interest expenses as a % of revenue (TEB)
(Source: published financial data)
2006 SCOTIABANK ANNUAL REPORT       31

GROUP FINANCIAL PERFORMANCE
     Our productivity ratio – a measure of efficiency in the banking industry – was 55.3% for the year and remained better than our target of 58%. The ratio improved from 56.3% last year, as we had positive operating leverage, with 9% revenue growth versus 7% expense growth.
Outlook
Cost discipline will continue to be a priority, although there will be ongoing investment in revenue initiatives and acquisitions. The target for our productivity ratio remains at 58% or better.
Taxes
The Bank pays a large number of taxes, which include direct taxes on income by Canadian federal and provincial governments and the governments of foreign jurisdictions in which the Bank operates, and several indirect taxes.
     In 2006, the provision for income taxes and other taxes was $1.7 billion, up $135 million or 9% from last year. Table 30 on page 77 provides details of taxes paid.
Direct and indirect taxes
$ millions
     The provision for income taxes was $872 million in 2006, an increase of $25 million or 3% over last year. This resulted from growth of 10% in pre-tax income, mitigated by an increase in the income from foreign subsidiaries with lower tax rates, and higher tax-exempt dividend income. Scotiabank Mexico had higher income and continued to benefit from the utilization of previously unrecognized tax loss carryforwards. The Bank’s overall effective tax rate for the year was 19.2%, down from 20.5% last year.
Outlook
The Bank’s effective tax rate will likely increase somewhat next year, as Scotiabank Mexico’s current unrecognized tax loss carryforwards are expected to be fully utilized in 2007. Overall, the consolidated rate is expected to range from 20% to 23%.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $98 million in 2006, an increase of $27 million from 2005, reflecting the acquisitions in Peru and higher earnings in Mexico and the Caribbean and Central America.
Credit quality
Provision for credit losses
The provision for credit losses was $216 million in 2006, down from $230 million last year.
Credit losses
specific provisions as a % of average loans & acceptances
Specific provision for credit losses
The specific provision for credit losses of $276 million was basically unchanged from 2005, and reflects continued strong credit conditions throughout 2006. Domestic Banking provisions were up slightly from last year, reflecting stable credit conditions in both the retail and commercial portfolios. Specific provisions of $60 million in the International Banking portfolios were down $10 million from last year, as a result of lower provisions in the commercial portfolios, which were partially offset by higher retail provisions. Scotia Capital had a slightly lower net recovery in 2006.
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $570 million at October 31, 2006, a significant decrease of $111 million from a year ago. There was a substantial decline of $255 million in Scotia Capital, partially offset by increases of $62 million in Domestic Banking and $82 million in International Banking.
Net impaired loan ratio
as a % of loans & acceptances, as at October 31
     As shown in the chart to the right, net impaired loans as a percentage of loans and acceptances were 0.24% at October 31, 2006, much lower than 0.34% a year ago.
Portfolio review
Corporate and commercial
Scotia Capital’s credit performance remained strong on a year-over-year basis, reflecting both the favourable credit conditions prevailing in 2006, and the positive impact of enhanced risk and portfolio management strategies implemented over the past few years. Gross impaired loans in Scotia Capital’s U.S. portfolio fell by $212 million or 64% to $119 million. Gross impaired loans also declined in Europe by $104 million or 47% to $116 million, and remained stable in Canada at $18 million. The improvement in gross impaired loans is attributed to a lower level of new classifications and a significant amount of loans returning to performing status.
Corporate loan portfolio
Investment grade(1) vs. non-investment grade (%)
(1) Based on the Bank’s risk rating of loan facilities
     Scotia Capital had a net recovery of specific provisions of $63 million in 2006 compared to $71 million in 2005. Each of Scotia Capital’s Canadian, U.S. and European regions reported recoveries, with Europe reporting the most improvement, and the U.S. reporting lower net recoveries year over year.
     The percentage of investment grade equivalent loans in the Scotia Capital portfolio continues to show year-over-year improvement. This improvement has been achieved while expanding the portfolio over each of the last three years.
     The credit quality of the Domestic commercial loan portfolio remained stable, given the growth in the portfolio. Gross impaired loans increased by $62 million to $263 million, spread across several accounts throughout the year. Provisions increased slightly compared to last year.
     In International commercial banking, the credit quality of the portfolio also remained stable. Gross impaired loans increased
32       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Table 5 Impaired loans by business line

	2006
		Allowance
		for credit			Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2005	2004	2003	2002

Domestic
Retail	$130	$(244)	$374	$311	267	$292	$287
Commercial	115	(148)	263	201	170	184	225

	245	(392)	637	512	437	476	512

International(1)
Mexico	(58)	(271)	213	190	223	398	464
Caribbean and Central America	230	(145)	375	369	324	346	472
South America	34	(323)	357	101	114	168	388
Asia and Europe	1	(34)	35	72	137	205	248

	207	(773)	980	732	798	1,117	1,572

Scotia Capital
Canada	2	(16)	18	25	52	199	127
United States	45	(74)	119	331	701	1,084	1,688
Europe	71	(45)	116	220	212	386	113

	118	(135)	253	576	965	1,669	1,928

Gross impaired loans			1,870	1,820	2,200	3,262	4,012
Allowance for credit losses – specific and country risk(1)		(1,300)		(1,139)	(1,321)	(1,740)	(1,917)

	$570			$681	$879	$1,522	$2,095
Allowance for credit losses – general	(1,307)	(1,307)		(1,330)	(1,375)	(1,475)	(1,475)

Net impaired loans after general allowance	$(737)			$(649)	$(496)	$47	$620

Net impaired loans(2) as a % of loans and acceptances	0.24%			0.34%	0.49%	0.85%	1.08%
Specific allowance(1) for credit losses as a % of gross impaired loans	70%			63%	60%	53%	48%

(1)	Includes designated emerging market gross impaired loans and offsetting country risk allowance as follows: 2003 – $21; 2002 – $25.

(2)	Net impaired loans after deducting specific allowance for credit losses.
Table 6 Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Domestic
Retail	$229	$225	$207	$204	$197
Commercial	50	49	110	68	85

	279	274	317	272	282

International
Mexico	27	34	6	2	(56)
Caribbean and Central America	15	23	63	86	71
South America(1)	14	15	(12)	(33)	492
Asia and Europe	4	(2)	13	18	16

	60	70	70	73	523

Scotia Capital
Canada	(6)	(12)	(15)	124	37
United States	(41)	(93)	54	270	1,131
Europe	(16)	34	67	155	79

	(63)	(71)	106	549	1,247

Other	—	2	(3)	(1)	(23)

Total	$276	$275	$490	$893	$2,029

(1)	Includes reversals of $64 in 2003 and charge of $454 in 2002 of specific provisions with respect to Argentina, including cross-border exposure.
Table 7 Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2006	2005	2004	2003	2002

Domestic
Retail	0.20%	0.22%	0.23%	0.26%	0.28%
Commercial	0.22	0.23	0.53	0.32	0.41

	0.20	0.22	0.28	0.27	0.30

International(1)	0.16	0.23	0.23	0.23	1.41
Scotia Capital(2)	(0.25)	(0.31)	0.42	1.60	3.04

Weighted subtotal — specific provisions	0.13	0.14	0.27	0.48	1.05
General provision	(0.03)	(0.02)	(0.05)	—	—

Weighted total	0.10%	0.12%	0.22%	0.48%	1.05%

(1)	Includes reversals of $64 in 2003 and charges of $454 in 2002 relating to Argentina, including cross-border exposure.

(2)	Corporate banking only.
2006 SCOTIABANK ANNUAL REPORT       33

GROUP FINANCIAL PERFORMANCE
by $156 million, due primarily to the acquisitions of Banco Wiese Sudameris and Banco Sudamericano in Peru and Corporacion Interfin in Costa Rica during the year. In 2006, there were lower provisions in the commercial portfolios in Mexico and the Caribbean.
Domestic retail
The overall credit quality of the consumer portfolio in Canada continues to be excellent. Despite an increase of $63 million in gross impaired loans in the retail portfolio to $374 million, retail delinquency rates remained basically unchanged from last year at 1.36%. Portfolio quality continues to benefit from high levels of security, with 90% of retail loans being secured by an underlying asset such as a house or car. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured. Currently, 64% of the ScotiaLine line of credit and ScotiaLine VISA* portfolios are secured.
Low delinquency in
Canadian retail portfolio
delinquent loans as a
% of total loans
     The provision for credit losses in the Domestic retail portfolio was $229 million, up $4 million or 2% from last year. This small increase was well below the rate of loan growth, which exceeded 10%. The provision for credit losses as a percentage of average loans improved by 2 basis points year over year to 0.20%, and continues to be among the lowest of the Canadian banks.

*	VISA Int./Lic. User The Bank of Nova Scotia
International retail
Credit quality is at acceptable levels within the risk tolerances that have been set for our International retail portfolio. Total reportable delinquency declined 45 basis points to 4.41%. Gross impaired loans increased by $92 million, largely as a result of the acquisitions discussed above as well as organic growth. Provisions for credit losses have increased year over year, largely as a result of significant loan growth.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are diversified, as shown in the following charts and in Tables 14 and 19 on pages 68 and 70. Table 14 shows loans

Well diversified in Canada, and internationally... loans & acceptances, excl. reverse repos, September 2006	...and in household and business lending loans & acceptances, excl. reverse repos, September 2006 and acceptances by geography. Ontario represents the largest Canadian exposure at 40% of the total. Outside of Canada, the United States has the largest concentration with 7% of the total.
     Table 19 shows loans and acceptances by type of borrower. Excluding loans to households, the largest concentrations were in: financial services (6.4%); wholesale and retail (5.0%); and real estate and construction (3.4%).
     The Bank actively monitors industry concentrations. The North American automotive industry is a sector that the Bank continues to carefully monitor, due to a number of challenges in both the manufacturer and supplier segments. The forestry industry also continues to exhibit signs of stress. The Bank does not have significant concerns with the level of its exposure to either of these two industries, due to proactive decisions taken to mitigate risk exposures. As in the case of all industry concentrations, the Bank continues to closely follow developing trends and take additional steps to mitigate risk as warranted.
Risk mitigation
     To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2006, loan sales totaled $330 million, compared to $655 million in 2005. The auto industry had the largest volume of loan sales in 2006.
     At October 31, 2006, credit derivatives used to mitigate exposures in the portfolios totalled $1,420 million (notional amount), compared to $444 million at October 31, 2005. This increase is indicative of the Bank’s active portfolio management program. The industries with significant protection purchased include the media and oil and gas sectors.
     Excluding mark-to-market adjustments, the current annualized cost of the credit derivatives outstanding at October 31, 2006 used to mitigate exposures in the loan portfolios is $7.2 million.
General allowance
The general allowance for credit losses was $1,307 million at October 31, 2006, a net reduction of $23 million from a year ago, and represents 0.66% of risk-weighted assets. The Bank considers the impact of a number of factors, including macroeconomic factors, in determining the level of general allowance for credit losses. Certain of these macroeconomic factors improved or stabilized towards the end of the year. As a result of such favourable trends, as well as a continuation of favourable credit conditions, the general allowance was reduced by $60 million, resulting in a reduction in the provision for credit losses in the Consolidated Statement of Income. This was partially offset by an increase of $37 million arising from the acquisitions in Peru.
Outlook
The credit environment has been favourable over the past few years, resulting in low levels of new provisioning and high recoveries. It is unlikely that this environment will continue to prevail. We expect credit losses to rise somewhat in 2007 as recoveries diminish. In addition, growth in the Bank’s credit portfolios, both organic and through acquisitions, will contribute to higher specific provisions.
34       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Fourth quarter results
Net income available to common shareholders was $890 million in the fourth quarter, an increase of $87 million or 11% from the same quarter last year, despite a negative impact of $27 million from foreign currency translation. Excluding this impact, net income available to common shareholders rose by $114 million or 14% over last year. The year-over-year increase reflected the impact of several acquisitions as well as widespread growth in retail volumes and other income in both Domestic and International Banking and higher trading revenues. These were partly offset by margin compression and lower net gains on the sale of investment securities.
     Net income available to common shareholders was $38 million below last quarter’s record level. The decrease primarily reflected: higher expenses, due mainly to the VAT recovery in Mexico last quarter; lower net interest income, due primarily to the negative impact of the change in mark-to-market value of non-qualifying derivatives; and lower net investment gains. Partially offsetting these factors were lower credit losses, due to a $60 million (pre-tax) reduction in the general allowance for credit losses, and higher trading revenues.
     Total revenue (on a taxable equivalent basis) was $2,999 million in the fourth quarter, an increase of $264 million or 10% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $71 million or 3%.
     Net interest income (on a taxable equivalent basis) was $1,783 million in the fourth quarter, an increase of $202 million or 13% over the same quarter last year, but $33 million below the third quarter.
     The Bank’s net interest margin was 1.89% in the fourth quarter, a decrease of eight basis points from last year, and nine basis points below last quarter. This largely reflects the negative impact of a $40 million change in the mark-to-market value of non-qualifying derivatives used for asset-liability management in the fourth quarter of this year.
     Other income was $1,216 million in the fourth quarter, an increase of $62 million or 5% from the same quarter last year, due largely to the impact of various acquisitions, especially Peru, and widespread growth from retail products and services. This was partially offset by lower gains on the sale of investment securities and a negative $24 million impact from foreign currency translation.
     Quarter over quarter, other income rose by $43 million, due mainly to higher trading, securitization, and investment management and trust revenues. Partially offsetting were lower net gains on the sale of investment securities, and a decline in credit fees.
     The provision for credit losses was $32 million in the fourth quarter, compared to $36 million last year and $74 million in the previous quarter. This quarter’s provision was composed of $92 million in specific provisions and a reduction of $60 million in the general allowance for credit losses.
     The specific provision for credit losses of $92 million in the fourth quarter was up from the $81 million in the fourth quarter of last year and the $74 million in the previous quarter.
     Scotia Capital had a net provision of $26 million in the fourth quarter compared to net recoveries of $7 million in the fourth quarter of last year and net recoveries of $19 million in the previous quarter. In Domestic Banking, overall credit quality remained strong, with specific provisions of $58 million, down from $69 million in both the same period last year and the prior quarter. Specific provisions in International Banking of $8 million in the fourth quarter were down from $24 million in the previous quarter, and $16 million in the fourth quarter last year. The decrease from last quarter was due to lower provisions in the Caribbean.
     Non-interest expenses were $1,708 million in the fourth quarter, an increase of $129 million or 8% over the same quarter last year, mainly due to acquisitions, partially offset by a positive impact of $34 million from foreign currency translation. Excluding these factors, expenses rose by 5%.
     Quarter over quarter, non-interest expenses rose $100 million, mainly due to the $51 million VAT recovery in Mexico last quarter, as well as higher remuneration, technology and advertising expenses.
     The Bank’s effective tax rate was 18.0% in the fourth quarter, a 240 basis point decrease from the same quarter last year and 220 basis points below the previous quarter. These declines were mainly due to higher income from tax-exempt securities and higher levels of earnings from foreign subsidiaries with lower tax rates.
     The deduction for non-controlling interest in subsidiaries was $28 million for the quarter, up $8 million from the same period last year, and $1 million from last quarter, due to higher levels of earnings in majority-owned subsidiaries.
Summary of quarterly results
The Bank’s results in each quarter this year were higher than those in the same quarters of 2005. Revenues were higher in each of the quarters of 2006. Positive factors were continued solid retail asset growth in Canada, strong local currency asset growth in International Banking, particularly Mexico, as well as broad-based growth in other income, partly from acquisitions. On the negative side, earnings over the past eight quarters were affected by continued appreciation of the Canadian dollar, margin compression and higher expenses due to acquisitions and spending on initiatives to drive future revenue growth. An eight-quarter trend in net income and other selected information is provided on page 79.
2006 SCOTIABANK ANNUAL REPORT       35

GROUP FINANCIAL CONDITION
Group Financial Condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2006, were $379 billion, up $65 billion or 21% from last year, or $71 billion excluding the impact of foreign currency translation. This was primarily from growth in retail and commercial loans, as well as securities.
Securities
Securities increased by $22 billion from last year. Investment securities were up $10 billion, due primarily to the purchase of U.S. retail automotive asset-backed securities. Trading securities were $12 billion higher than last year, mainly in Scotia Capital, to support customer-driven activity and trading operations.
     As at October 31, 2006, the surplus of the market value over book value of the Bank’s investment securities was $1,001 million, down $34 million from last year. A breakdown of the surplus is shown in Table 32 on page 77.
Loans
The Bank’s loan portfolio grew $38 billion or 19%. Domestic residential mortgages led this growth with a $16 billion increase, before securitization of $4 billion, reflecting a strong domestic economy, and the continued focus by the Bank on its sales and service program. The Bank’s expanded broker channel contributed $5 billion to the residential mortgage growth during the year, mainly through the acquisition of the mortgage business of the Maple Financial Group. Mortgage balances also rose in International Banking due to acquisitions in Central and South America, and strong organic growth. Personal loans increased $4 billion from last year, with $1 billion due to the ScotiaLine product. Residential mortgages and retail loans now make up 56% of total loans, compared to 42% five years ago.
Loan portfolio
loans & acceptances,
$ billions
     Business and government loans rose $14 billion from last year. Loans in Scotia Capital were up $7 billion, mainly in corporate lending. This included the purchase of a $1 billion precious metal loans portfolio by ScotiaMocatta, further strengthening its position as a global leader in bullion sales and trading. In International Banking, business and government loans increased in most locations, with Latin America up $2 billion, mainly from acquisitions in Peru and Costa Rica.
Table 8 Condensed Balance Sheet

As at October 31 ($ billions)	2006	2005	2004	2003	2002

Assets
Cash resources	$23.4	$20.5	$17.1	$20.6	$20.3
Securities	95.5	73.5	58.8	63.2	56.2
Loans	228.5	191.0	171.8	171.7	185.7
Other	31.6	29.0	31.5	30.4	34.2

Total assets	$379.0	$314.0	$279.2	$285.9	$296.4

Liabilities and shareholders’ equity
Deposits	$263.9	$217.4	$195.2	$192.7	$195.6
Obligations related to securities sold under repurchase agreements	33.5	26.0	19.4	28.7	31.9
Other liabilities	61.0	51.1	44.7	45.2	49.0
Subordinated debentures	2.3	2.6	2.6	2.7	3.9
Capital instrument liabilities	0.8	0.8	2.3	2.5	2.2

Total liabilities(1)	$361.5	$297.9	$264.2	$271.8	$282.6
Shareholders’ equity	$17.5	$16.1	$15.0	$14.1	$13.8

Total liabilities and shareholders’ equity	$379.0	$314.0	$279.2	$285.9	$296.4

Liabilities
Total liabilities were $361 billion as at October 31, 2006, an increase of $64 billion or 21% from last year, or $69 billion excluding the impact of foreign currency translation.
Deposits
Personal deposits increased by $9 billion, led by $4 billion growth in domestic personal GICs, and $3 billion from acquisitions made in 2006. Business and government deposits were up $32 billion, primarily to fund the Bank’s strong asset growth in 2006.
Obligations related to repurchase agreements
Obligations related to repurchase agreements are another source of wholesale funding and increased $7 billion in 2006.
Deposits
$ billions
Shareholders’ equity
Total shareholders’ equity rose $1.5 billion in 2006. The increase was primarily from a high level of internally generated capital of $2.1 billion, partially offset by the cost of share repurchases and the net unrealized foreign currency translation losses arising from the stronger Canadian dollar.
Outlook
For 2007, we are expecting a more modest increase in retail assets in Canada, in line with slower economic growth, and continued growth in our commercial and corporate portfolios. Outside Canada, growth in local currency assets in most international operations is expected to continue, although asset growth levels may moderate with slower global economic growth.
36      2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
Capital management
Scotiabank maintains a strong capital base to support the risks associated with its diversified businesses. The Bank’s capital ratios remain among the highest of its Canadian peer group. This strength contributes to safety for the Bank’s customers, fosters investor confidence and supports high credit ratings. In addition, the Bank’s practice is to remain well capitalized in order to take advantage of growth opportunities as they arise. Strong capital also provides for the potential to enhance shareholder returns through increased dividends or share repurchases.
     Capital adequacy for Canadian banks is governed by the requirements of the Office of the Superintendent of Financial Institutions (OSFI). These requirements are consistent with the international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital — both of which are described below. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for our shareholders. The capital plan is included in the capital management policy, which is approved by the Board of Directors.
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity, non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $20.1 billion, an increase of $2.0 billion over last year:
•	Retained earnings grew by $1.7 billion, net of the cost of the repurchase of common shares of $324 million.

•	The Bank issued $750 million of Scotiabank Trust Securities, Series 2006-1, through Scotiabank Capital Trust.

•	Partially offsetting the above were: a net increase of $360 million in cumulative unrealized foreign currency translation losses, due to the strengthening of the Canadian dollar; and an increase of $375 million in goodwill associated with the Bank’s acquisitions in 2006.
     Over the past five years, the Bank has created $8.2 billion of internally generated capital, despite raising dividends by 138% during this period. This level of internal capital generation has consistently been among the highest of the Canadian banks.
Table 9 Regulatory capital

As at October 31 ($ millions)	2006	2005	2004	2003	2002

Tier 1 capital
Common shareholders’ equity	$16,947	$15,482	$14,685	$13,814	$13,502
Innovative capital instruments(1)	3,000	2,250	2,250	2,500	2,225
Non-cumulative preferred shares	600	600	300	300	300
Non-controlling interest in subsidiaries	435	306	280	326	662
Less: Goodwill	(873)	(498)	(261)	(270)	(299)

	20,109	18,140	17,254	16,670	16,390

Tier 2 capital
Subordinated debentures (net of amortization)	2,046	2,420	2,493	2,595	3,372
Eligible amount of general allowance(2)	1,307	1,330	1,317	1,352	1,448

	3,353	3,750	3,810	3,947	4,820

Less: Investments in associated corporations and other items	(476)	(358)	(200)	(209)	(250)

Total capital	$22,986	$21,532	$20,864	$20,408	$20,960

Total risk-weighted assets ($ billions)	$197.0	$162.8	$150.5	$154.5	$165.4

Capital ratios
Tier 1 capital ratio	10.2%	11.1%	11.5%	10.8%	9.9%
Total capital ratio	11.7%	13.2%	13.9%	13.2%	12.7%

Assets to capital multiple	17.1	15.1	13.8	14.4	14.5

(1)	Includes $2.75 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets.
Table 10 Changes in regulatory capital

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Total capital, beginning of year	$21,532	$20,864	$20,408	$20,960	$21,340
Internally generated capital
Net income	3,579	3,209	2,908	2,422	1,708
Preferred and common share dividends	(1,513)	(1,342)	(1,126)	(865)	(748)

	2,066	1,867	1,782	1,557	960

External financing
Debentures (net of amortization)	(374)	(73)	(102)	(777)	(1,561)
Preferred shares	—	300	—	—	—
Innovative capital instruments(1)	750	—	(250)	275	250
Common shares and contributed surplus	108	88	88	139	82
Purchase of shares and premium on redemption	(324)	(973)	(290)	(201)	(154)

	160	(658)	(554)	(564)	(1,383)

Other
Net unrealized foreign exchange translation gains (losses)	(360)	(178)	(709)	(1,176)	(137)
Non-controlling interest in subsidiaries	129	26	(46)	(336)	76
Other(2)	(541)	(389)	(17)	(33)	104

	(772)	(541)	(772)	(1,545)	43

Total capital generated (used)	1,454	668	456	(552)	(380)

Total capital, end of year	$22,986	$21,532	$20,864	$20,408	$20,960

(1)	Includes $2.75 billion of Scotiabank Trust Securities (Scotia BaTS), and preferred shares issued by Scotia Mortgage Investment Corporation.

(2)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in associated corporations and securitization-related amounts, and other charges (credits) to retained earnings.
2006 SCOTIABANK ANNUAL REPORT       37

GROUP FINANCIAL CONDITION
Tier 1 capital
% October 31, 2006
Scotiabank’s tangible
common equity
% October 31
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible portion of the total general allowance for credit losses. Tier 2 capital decreased by $397 million in 2006, due primarily to the redemption of a $300 million debenture due February 2011.
Regulatory capital ratios
Capital ratios are used to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.
     In 2006, both of the Bank’s regulatory capital ratios remained strong. The Tier 1 and the Total capital ratios as at year end were 10.2% and 11.7%, respectively, 90 and 150 basis points below last year. The declines were due primarily to higher risk-weighted assets, driven by strong growth in loans and mortgages, including the impact of acquisitions made during the year. These ratios continued to exceed OSFI’s formal target levels of 7% and 10%. Scotiabank’s high capital ratios are the result of prudent capital management and consistent earnings growth driven by a disciplined expansion of risk-weighted assets.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times capital. As at October 31, 2006, the Bank’s ACM was 17.1 times, an increase from 15.1 times last year, mainly reflecting the 21% growth in assets.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is calculated by deducting unamortized goodwill and intangibles from common shareholders’ equity.
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 8.3%, 100 basis points lower than the 2005 level, due to acquisitions and organic asset growth. Scotiabank’s TCE ratio continued to be strong relative to the other major Canadian banks.
Capital allocation
Besides the regulatory capital framework, the Bank also uses an economic capital framework to allocate capital to the business lines. This allows us to appropriately compare and measure the returns from the business lines, based upon their inherent risk. The economic capital allocation methodology separates risks into three major components – credit risk, market risk and operational risk — and calculates the capital required for each.
     The capital allocation models for credit risk use the Bank’s internal credit risk ratings for business loans, and credit bureau scoring for retail loans. In addition, the models take into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.
     Capital related to market risk is based on the internal VAR models used in the trading book, and on stress tests of the Bank’s interest rate gap structure, foreign exchange structural exposures, and equity investment portfolios.
     Operational risk capital is allocated based on an assessment of both business and event risk in each business line. Economic capital is much more risk sensitive than the existing regulatory capital measures.
     The proposed Basel II capital framework will introduce more risk sensitivity into the regulatory capital calculations, in certain instances using risk parameters similar to those used in the Bank’s current economic capital methodology.
Capital deployment
The Bank deploys capital to support sustainable, long-term revenue and net income growth. This business growth can be organic, by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or it can come from the acquisition of businesses or portfolios.
     All major organic growth initiatives and acquisitions are subject to a rigorous analysis, to test business case assumptions and evaluate expected benefits. Key criteria include return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives that require a major allocation of the Bank’s capital are reviewed and approved by the Bank’s Strategic Transaction Investment Committee.
     As noted earlier, the Bank expects much of its future growth to come from outside Canada, and we are focusing our acquisition efforts in the Americas, in both traditional retail and commercial banking and in complementary businesses such as wealth management and insurance. In Asia, we will continue to explore opportunities in retail and commercial banking, particularly in China, India, Thailand and Malaysia.
     In Canada, we will pursue acquisitions to bolster our wealth management business and to increase market share in selected product areas.
38       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend twice in 2006. On a year-over-year basis, dividends rose by 14% to $1.50 per share, and have risen at a compound annual rate of 16.3% over the past 10 years. The dividend payout ratio for 2006 was 42%, up from 41% last year, and within the Bank’s target payout range of 35% to 45%.
Dividend growth
dollars per share
Share buyback program
In January 2006, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to buy back up to 50 million common shares at prevailing market prices. In fiscal 2006, 7.6 million common shares were repurchased at an average price of $45.71 per share. During 2005, 26.1 million shares were purchased at an average price of $40.51 per share. The normal course issuer bid is expected to be renewed upon its expiry on January 5, 2007, although the maximum share purchase level will likely be reduced.
Share data
Details of the Bank’s common and preferred share data, as well as trust securities, are shown in the table below. Further details, including convertability features, are shown in notes 13 and 14 of the consolidated financial statements.
Basel II implementation
In June 2004, the Basel Committee on Banking Supervision released its report entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The revised Basel II framework is to be implemented for the Canadian banks effective November 1, 2007, following a five-quarter parallel reporting period. The new framework is designed to more closely align regulatory capital requirements with underlying risks by introducing substantive changes in the treatment of credit risk. An explicit new capital charge for operational risk is also being introduced, as well as specific governance and oversight requirements, coupled with increased supervisory review of capital adequacy and additional related public disclosures. As a result of this more risk-based capital attribution approach, potential capital reductions or increases are possible; however, it is too early to predict the full impact at this stage. Any potential reductions in fiscal years 2008 and 2009 will be limited by regulatory capital “floors” of 90% and 80%, respectively, of the current capital adequacy requirements.
     Scotiabank has developed a comprehensive implementation program aimed at being in a position to meet regulatory requirements. We commenced a “parallel run” reporting to OSFI for the quarter ended October 31, 2006. All Basel II implementation and development work is under the governance of the Bank’s internal Basel II Steering Committee and the program control of our Basel Program Office. We remain committed to completing the necessary tasks to position us for implementation of the framework.
     The implementation date in Europe for similar advanced approaches is January 1, 2008, with U.S. implementation currently targeting 2009, and other jurisdictions in which the Bank operates anticipating implementation as far out as 2012. The difference in implementation dates in various countries introduces a degree of additional complexity and uncertainty for major institutions such as Scotiabank that operate in different jurisdictions around the world. This is currently not expected to significantly affect our implementation efforts.
Outlook
Scotiabank expects to maintain strong capital ratios in 2007. Dividends are expected to continue to increase in line with earnings growth. The payout ratio is likely to be at the higher end of the current target range of 35% to 45%.
Share Data

As at October 31 (thousands of shares)

Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	989,512	(5)
Outstanding options granted under the Stock Option Plans to purchase common shares	31,839	(5)(6)

(1)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(2)	Reported in business and government deposits in the Consolidated Balance Sheet.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in the amount of $0.30 per share.

(5)	As at December 8, 2006, the number of outstanding common shares and options were 990,933 and 30,267, respectively. The number of other securities disclosed in this table were unchanged.

(6)	Included are 15,892 stock options with tandem stock appreciation right (SAR) features.
2006 SCOTIABANK ANNUAL REPORT       39

GROUP FINANCIAL CONDITION
Off-balance sheet arrangements
In the ordinary course of business, the Bank enters into contractual arrangements that, while not required to be included in the Consolidated Balance Sheet, could have a current or future effect on the Bank’s results of operations or financial condition. These arrangements fall into three categories: variable interest entities (VIEs), securitizations, and guarantees and loan commitments.
Variable interest entities
Off-balance sheet arrangements with VIEs fall into two main categories:
•	VIEs that are used to provide a wide range of services to customers. These include VIEs established to assist clients in securitizing their financial assets (through asset-backed commercial paper conduits) and thereby facilitating cost-efficient financing, and to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank securitizes its own assets, primarily residential mortgages. It also issues innovative Tier 1 capital instruments, such as Scotiabank Trust Securities, described in Note 13 to the consolidated financial statements.
     VIEs are subject to review and approval processes to ensure that all relevant risks, as well as accounting, related party, reputational, and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of these assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     As at October 31, 2006, total consolidated assets related to VIEs were $13 billion, compared to $6 billion at end of 2005. The majority of this increase related to new funding arrangements. The amounts owed by or to these VIEs were not significant. The Bank earned fees of $16 million and $13 million in 2006 and 2005, respectively, from certain VIEs in which it has a significant variable interest but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of maximum loss exposure by VIE category, is provided in Note 6 to the consolidated financial statements on pages 103 to 104.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets to trusts. Residential mortgage securitizations are done primarily through the Bank’s participation in the Canada Mortgage Bond (CMB) program. If certain criteria are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on pages 95 to 99). These securitizations enable the Bank to access alternative funding sources, manage liquidity and other risks, and meet capital requirements. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     Securitizations are a cost-effective way to fund the Bank’s mortgage growth. The outstanding balance of off-balance sheet securitized mortgages was $11,913 million as at October 31, 2006, compared to $7,801 million last year and $7,523 million two years ago. The growth in 2006 arose primarily from including amounts related to mortgages securitized by Maple Financial Group (Maple) prior to the Bank purchasing Maple in April 2006. The amount of off-balance sheet securitized personal loans was $170 million as at October 31, 2006, compared to $809 million last year and $1,319 million two years ago. The continued decline in the balance is due to ongoing maturities of prior years’ securitizations.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, has agreements to make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 21 to the consolidated financial statements on pages 117 to 118.
     The Bank recorded securitization revenues of $43 million in 2006, compared to $79 million in 2005 and $111 million in 2004. This decrease was due in part to the decline in securitized personal loan balances. Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 102.
Guarantees and loan commitments
Guarantees and loan commitments are fee-based products that the Bank provides to its customers. Details regarding the nature of these products are as follows:
•	Standby letters of credit and letters of guarantee — As at October 31, 2006, these amounted to $18.5 billion, compared to $15.8 billion last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits. As at October 31, 2006, these credit enhancements, which are included within standby letters of credit and letters of guarantee, amounted to $43 million, compared to $27 million last year.

•	Liquidity facilities — These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. As at October 31, 2006, these facilities amounted to $10.1 billion, an increase of $2.4 billion from a year ago.
40       2006 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
•	Indemnification contracts — In the ordinary course of business, the Bank enters into many contracts which contain indemni-fication provisions, where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.

•	Loan commitments — The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2006, these commitments amounted to $106 billion, compared to $100 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks and are subject to the Bank’s standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were $216 million in 2006, compared to $227 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 21 to the consolidated financial statements on pages 117 and 118.
Financial instruments
The Bank’s primary business activities result in a balance sheet that consists primarily of financial instruments. Assets that are financial instruments include cash resources, securities, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. Financial instruments are generally carried at cost, except those held for trading purposes, which are carried at their estimated fair value.
     The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in interest rates, foreign currency exchange rates and equity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 53 to 63).
     Further details on the terms and conditions of the Bank’s financial instruments are provided in the notes to the 2006 consolidated financial statements. Note 22 (see pages 119 to 122), for example, summarizes the fair value of financial instruments and describes how these amounts were determined. This note also presents the Bank’s interest rate risk profile by term, based on the earlier of contractual repricing or maturity dates, and the Bank’s financial instrument credit exposure by sector and geography. Note 23 (see pages 122 to 125) provides details about derivatives used in trading activities and asset/liability management, including notional amounts, term to maturity, credit risk and fair values.
     The risks associated with the Bank’s financial instrument portfolios can be assessed using various methods. For example, the interest rate risk arising from the Bank’s non-trading financial instruments can be estimated using the impact of a 100 basis point increase in interest rates on annual income and the present value of net assets as described on page 58. For trading activities, the table on page 59 discloses the average one-day Value at Risk by risk factor. Based on the Bank’s maturity profile of derivative instruments, only 12% (2005 — 12%) had a term to maturity greater than five years.
     The fair value of the Bank’s financial instruments exceeded their book value by $396 million (2005 — $1,248 million) as at October 31, 2006. The year-over-year change in the excess of fair value over book value arises mainly from changes in interest rates. Fair value estimates are based on market conditions at October 31, 2006, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the Critical Accounting Estimates section (see pages 64 to 67).
     The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 (see pages 95 to 99). Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Realized gains and losses on disposals of investment securities, as well as writedowns, are recorded in other income, as are net trading gains and losses.
     The Canadian Institute of Chartered Accountants has issued new accounting standards on the recognition and measurement of financial instruments, as well as hedges and comprehensive income. These new standards are applicable to the Bank commencing November 1, 2006, and are further described in Note 2 (see page 99).
2006 SCOTIABANK ANNUAL REPORT       41

BUSINESS LINES
Business Line Overview
Domestic Banking
Domestic Banking reported net income available to common shareholders of $1,279 million, a 2% increase over last year. Strong growth in retail mortgages, personal lending and deposits was partially offset by a narrowing interest margin. As well, wealth management and credit card revenues grew year over year. Non-interest expenses increased to support revenue growth initiatives, while provisions for credit losses remained well controlled.
Net income available to
common shareholders
($ millions)
Scotia Capital
Scotia Capital had a record year, as net income available to common shareholders rose 14% to $1,047 million in 2006. This result was achieved despite the negative effect of foreign currency translation. The increase was driven by record trading and M&A revenues, as well as interest recoveries and gains on the sale of securities. We continued to benefit from favourable credit conditions, realizing net loan loss recoveries again this year.
Net income available to
common shareholders
($ millions)
International Banking
International Banking had an excellent year in 2006, with net income available to common shareholders of $1,054 million, an increase of 32% from last year, notwithstanding the negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Scotiabank Mexico’s earnings contribution continued to rise, and acquisitions in Peru and Costa Rica added to earnings. The Caribbean and Central America also had good growth and lower credit losses.
Net income available to
common shareholders
($ millions)
Other
The Other category represents smaller operating segments, including Group Treasury and other corporate adjustments, that are not allocated to an operating segment.
2006 Net Income
2006 Financial Performance

	Domestic	International
($ millions)	Banking (1)	Banking (1)	Scotia Capital (1)	Other (1)	Total

Net interest income	$3,682	$2,306	$951	$(531)	$6,408
Other income	1,935	939	1,437	489	4,800
Provision for credit losses	(279)	(60)	63	60	(216)
Non-interest expenses	(3,469)	(1,927)	(955)	(92)	(6,443)
Income taxes/non-controlling interest	(581)	(196)	(443)	250	(970)

	1,288	1,062	1,053	176	3,579
Preferred dividends paid	(9)	(8)	(6)	(7)	(30)

Net income available to common shareholders	$1,279	$1,054	$1,047	$169	$3,549

Return on equity(2)(%)	27.8%	23.4%	31.3%	N/A	22.1%
Average earning assets ($ billions)	$136	$56	$117	$29	$338

(1)	Taxable equivalent basis.

(2)	For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.
N/A Not applicable
42   2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Domestic Banking
2006 Achievements
•	Named “Bank of the Year in Canada” for the fourth time in six years by The Banker magazine, based on financial performance, technology innovation, and corporate strategy.

•	Completed strategic acquisitions that demonstrated an effective use of our capital while augmenting our customer base:
–	the mortgage business of Maple Financial Group Inc., including a $7.9 billion mortgage portfolio (including securitized assets), which doubles originations through the important broker channel.

–	the Canadian operations of the National Bank of Greece.
•	Opened 15 new branches and added 125 personal bankers in high-growth markets.

•	Scored first in customer service excellence among Canada’s five major banks in six of 11 customer service categories.

•	Achieved strong customer loyalty among affluent clients, which reached an all-time high, with 81% of clients rating Scotia Private Client Group performance as “very good” or “excellent.” Our share of wallet for this client segment increased for the third straight year.

•	Launched Scotia Blueprint, a proprietary financial planning tool, to increase share of wallet with emerging affluent customers, and improve productivity of financial advisors.

•	Launched the new Term Lending System, a real time, web-based platform which enables faster development and launch of mortgage products, and improves the customer experience through streamlined processing.

•	Generated strong momentum in mutual fund sales, with our Scotia Selected® Funds surpassing $1 billion in assets.

•	Achieved strong growth in ScotiaMcLeod Direct Investing (SMDI), as average commission per account rose 14%, new accounts and trade volumes were up 4% and 23%, respectively, and assets under administration increased 16% year over year.
2007 Priorities
•	Increase share of wallet with existing customers, focusing on the emerging affluent and pre-retirement investor segments.

•	Acquire new customers with targeted community-based marketing initiatives, new branches and more financial advisors.

•	Proactively pursue acquisitions and alliances to support our strategic objectives.

•	Realize growth opportunities in mutual funds, core deposits, credit cards and insurance.

•	Continue our focus on improving market share in Commercial Banking with a revitalized business model.

•	Improve our small business offering to expand the customer base and realize opportunities for significant growth from capturing owners’ personal business.
Business profile
Domestic Banking provides a full range of banking and investing services to nearly 7 million customers across Canada, through a network of 972 branches and 2,742 ABMs, as well as telephone and Internet banking.
     Domestic Banking includes three main businesses. Retail and Small Business Banking provides mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses. Wealth Management provides a full range of products and services including: retail brokerage (discretionary, non-discretionary and self-directed); investment management advice; mutual funds and savings products; and financial planning and private client services for affluent clients. Commercial Banking delivers a full product suite to medium and large businesses.
Strategy
Our core purpose is to help our customers become financially better off by providing relevant solutions to their unique needs. Domestic Banking’s strategy for growth is to expand our client base, particularly with customer segments that have high-growth potential. As well, we will drive revenue growth by building on our strengths in customer service, execution and cross-business line partnerships, and by making strategic acquisitions.
     We are focused on growing business with mid-market investors and small business clients, and capturing primary advisor status with emerging affluent and affluent clients, providing personalized solutions based on a customized financial plan. In Commercial Banking, we are working to finalize the re-engineering of our business, with an emphasis on delivering client-valued, cost-effective solutions.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
2006 SCOTIABANK ANNUAL REPORT       43

BUSINESS LINES
Domestic Banking financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$3,682	$3,576	$3,494
Other income	1,935	1,819	1,671
Provision for credit losses (PCL)	(279)	(274)	(317)
Non-interest expenses	(3,469)	(3,296)	(3,217)
Income taxes(1)	(581)	(566)	(522)

Net Income	1,288	1,259	1,109
Preferred dividends paid	(9)	(6)	(4)

Net income available to common shareholders	$1,279	$1,253	$1,105

Key ratios

Return on equity (ROE)	27.8%	31.0%	30.6%
Productivity(1)	61.8%	61.1%	62.3%
Net interest margin (NIM)	2.70%	2.90%	3.14%
PCL as a percentage of loans and acceptances	0.20%	0.22%	0.28%

Selected balance sheet data (average balances)

Earning assets	136,420	123,224	111,443
Deposits	107,370	98,579	91,395
Attributed equity	4,602	4,036	3,610

(1)	Taxable equivalent basis.
Financial performance
Domestic Banking reported net income available to common shareholders of $1,279 million in 2006, $26 million or 2% higher than last year, with a return on equity of 27.8%. Domestic Banking accounted for 36% of the Bank’s total net income. Results included solid performances in wealth management and commercial banking. Strong asset and deposit growth in retail and small business banking was largely offset by margin compression. In addition, we had solid customer retention and a 3% year-over-year increase in our customer base.
Assets and liabilities
Average assets grew 11% in 2006. This was led by a substantial increase in residential mortgage balances (before securitization) of $10 billion or 13%. This mortgage growth included $2 billion from the acquisition of the mortgage business of Maple Financial Group. There were substantial market share gains in mortgages, which rose 136 basis points from last year, and market share in total personal lending was up a strong 82 basis points, due primarily to acquisitions. There was strong year-over-year growth of 14% in personal lines of credit.
     Retail and small business deposits grew $6 billion or 8%, due mainly to an increase in term deposit balances, which led to an industry-leading gain in personal deposit market share of 48 basis points from last year. Commercial deposits, including Money Master for businessTM, rose 15%, continuing the double-digit growth trend of the past several years. There were good market share gains in business accounts over the last year, up 15 basis points.
     In Wealth Management, assets under administration rose 6% to $117 billion. Net asset inflows from new customers, continued growth in our share of customers’ investment business, and market-driven gains contributed to this growth.
Revenues
Total revenues were $5,617 million, up $222 million or 4% from last year. Net interest income increased by $106 million to $3,682 million in 2006, as a result of strong volume growth in assets and deposits. The net interest margin declined by 20 basis points year over year to 2.70%, largely reflecting higher funding costs caused primarily by rising interest rates and a flattening of the yield curve. In addition, the strong retail asset growth, both organic and through acquisitions, has exceeded deposit growth, with the difference funded by more expensive wholesale deposits.
Total revenue
     Other income for the year was $1,935 million, an increase of $116 million or 6%, driven primarily by higher wealth management revenues and increases in retail and small business banking activities.
Retail & Small Business Banking
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$3,742	$3,651	$3,550
Average residential mortgages (1)	82,107	72,589	64,328
Average loans (excluding residential mortgages)	33,385	31,123	28,101
Average deposits	77,948	72,428	68,125

(1)	Includes securitized mortgages.
Total revenues were $3,742 million, up $91 million or 2% from last year. Net interest income rose by $51 million or 2% from growth in assets and deposits, partially offset by a lower margin. Other income rose $40 million or 5%, driven by higher credit card revenues, reflecting growth in cardholder transactions, and higher service fees from chequing and savings accounts, reflecting pricing changes. There was strong revenue growth in small business banking, and we increased market share in this important customer segment.
Commercial Banking
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$883	$833	$820
Average business loans and acceptances	18,548	17,400	17,163
Average business deposits	24,082	21,021	17,863

Total revenues rose by $50 million or 6% to $883 million in 2006. Net interest income was 8% higher than last year from strong growth in both assets and deposits. Average assets rose 7% and average deposits increased 15%. Year over year, other income rose 2% to $301 million.
44       2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Wealth Management
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$992	$911	$795
Assets under administration	117,100	110,800	96,900
Assets under management	23,900	23,100	19,800

Total revenues were $992 million, up $81 million or 9% from last year. Underlying revenue growth for mutual funds was 21%, driven by asset growth of $1.2 billion or 8%, and there was a shift in the mix to more profitable balanced and equity funds. Retail brokerage revenues rose mainly as a result of increased fee-based business and trading volumes. SMDI revenues rose 30%, as trading volumes increased 23%. Private client revenues increased by 10% reflecting growth in managed accounts.
     Assets under administration continue to grow, rising 6% during the year, reflecting increases in our mutual fund, private client and retail brokerage businesses. Our Scotiatrust business moved into second place in the personal trust industry.
Non-interest expenses
Non-interest expenses of $3,469 million remained controlled in 2006, up $173 million or 5% from last year. The increase was due mainly to the impact of the acquisitions and growth initiatives, as well as higher volume-related expenses, including credit card rewards, mortgage acquisition fees and mutual fund trailer fees. As well, performance-based compensation rose, reflecting higher retail brokerage volumes and other revenue-based growth.
Credit quality
Provisions for credit losses were $279 million in 2006, a slight increase of $5 million compared to last year. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances improving two basis points from last year to 20 basis points. Furthermore, the consumer loan portfolio is 90% secured. Credit quality in the commercial portfolio remained solid, and provisions rose slightly in 2006.
Outlook
We expect to maintain solid growth in assets and deposits next year, which will contribute to higher net interest income. However, in the near term, pressures on the net interest margin are expected to persist, although they should moderate somewhat over the course of the year. Growth in other revenue is expected to come from an increase in deposit accounts, higher credit card transaction volumes and other business initiatives. We expect continued growth in wealth management revenues, particularly mutual funds. Non-interest expenses in 2007 will reflect acquisitions and the ongoing investment in planned growth initiatives. Credit quality is expected to remain stable, with provisions for credit losses increasing in line with the growth in average loans.
2006 SCOTIABANK ANNUAL REPORT      45

BUSINESS LINES
International Banking
2006 Accomplishments
•	Made strategic acquisitions in attractive markets where we already had a presence:
–	In Peru, we acquired Banco Wiese Sudameris and the remaining shares of Banco Sudamericano, giving us a market share of 17%;

–	Acquired Corporacion Interfin in Costa Rica which, combined with our existing operations, makes us the largest private (non-government) bank in the country, with a 14% market share; and

–	Purchased Citibank’s consumer lending business in the Dominican Republic.
•	Recognized for our commitment to excellence and customer satisfaction and loyalty:
–	Named Best Bank in Jamaica and the Caribbean by Latin Finance magazine;

–	Named Bank of the Year in Jamaica and the Dominican Republic by Euromoney magazine; and

–	Interfin was recognized as Bank of the Year in Costa Rica by The Banker magazine.
•	Continued to aggressively expand our credit card operations:
–	Launched cards in four new markets – Belize, Cayman, St. Maarten and Turks and Caicos;

–	Acquired the Citibank credit card portfolio in the Dominican Republic; and

–	Partnered with the NFL to issue co-branded cards in Mexico. As well, we continued to leverage strategic alliances with loyalty and frequent flyer programs in Mexico and the Caribbean to enhance our value proposition.
2007 Objectives
•	Grow customer base by expanding our sales and delivery network, particularly in Mexico, where we are planning to add 85 branches. We are also increasing advertising in Spanish-speaking markets and leveraging our strength in database marketing.
•	Continue to actively seek acquisitions in the Caribbean, Central America, Latin America and Asia.
•	Continue to aggressively expand our highly profitable credit card operations through new sales channels, strategic partnerships and acquisitions.
•	Improve efficiency by consolidating six data centres into one, and complete a major improvement in our communications network throughout the English Caribbean.
•	Target small business customers with pilot projects in Mexico, El Salvador and Bahamas.
•	Focus on expanding our product offering and delivery channels for both wealth management and insurance services.
Business profile
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of more than 1,200 branches and offices and 2,450 ABMs, as well as telephone and Internet banking, we provide a full range of financial services to almost 5 million customers.
     International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
Our global growth strategy remains focused on: organic growth, through enhanced sales and service delivery, expansion of complementary businesses and improved efficiency; strategic acquisitions; and leadership development.
     We are investing in high-growth markets where we anticipate increased demand for financial services, making acquisitions, expanding our delivery network and moving beyond traditional banking into areas such as wealth management and insurance. We are also leveraging proven, bankwide capabilities to expand our product and service offerings, deepen customer relationships and improve sales management and productivity. As well, we are increasing operating efficiency through a shared services approach and common technology platforms. As we grow, we continue to build our management capabilities by adding rigor to the identification of emerging leaders, and providing them with development opportunities.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth (using normalized exchange rates);

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
46      2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
International Banking financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$2,306	$1,969	$1,858
Other income	939	793	741
Provision for credit losses (PCL)	(60)	(70)	(70)
Non-interest expenses	(1,927)	(1,712)	(1,606)
Income taxes/non-controlling interest(1)	(196)	(174)	(201)

Net Income	1,062	806	722
Preferred dividends paid	(8)	(6)	(4)

Net income available to common shareholders	$1,054	$800	$718

Key ratios

Return on equity (ROE)	23.4%	21.6%	21.7%
Productivity(1)	59.4%	62.0%	61.8%
Net interest margin (NIM)	4.15%	3.95%	3.81%
PCL as a percentage of loans and acceptances	0.16%	0.23%	0.23%

Selected balance sheet data (average balances)

Earning assets	55,510	49,829	48,897
Deposits	41,309	37,219	37,972
Attributed equity	4,500	3,706	3,314

(1)	Taxable equivalent basis.
Financial performance
International Banking’s net income available to common shareholders in 2006 was a record $1,054 million, a substantial increase of $254 million or 32% from last year. This strong growth was achieved notwithstanding the significant negative impact of foreign currency translation. Excluding this impact, net income rose $319 million or 40% year over year. International Banking accounted for 30% of the Bank’s total net income. Return on equity increased to 23.4%, up from 21.6% last year.
     The most significant contributors to earnings growth were Mexico, the Caribbean and Central America, and our acquisitions in Peru. Mexico’s net contribution increased 62% year over year, due mainly to strong loan growth, higher retail banking revenues and the recovery of $51 million of Value Added Tax (VAT). Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in El Salvador, Costa Rica and the Dominican Republic, as well as strong organic loan growth and higher credit card revenues.
Assets and liabilities
Average assets increased 11% during the year to $56 billion. Excluding the increase resulting from acquisitions, and the negative impact of foreign currency translation, retail loan growth was very strong at 24%. Growth in outstanding credit cards balances was particularly robust, up 38%, spread across the division. Commercial loan growth was a solid 16%, with increases in the Caribbean and Central America, Asia and Mexico. Growth in low-cost savings deposits was also strong at 11%, as deposit balances rose in most Caribbean countries and Mexico.
Revenues
Total revenues were $3,245 million in 2006, an increase of $483 million or 17% from last year. Excluding the negative impact of foreign currency translation, revenues increased $684 million or 25%.
Total revenue
     Net interest income was $2,306 million in 2006, an increase of $337 million or 17% from last year, despite a negative foreign currency translation impact of 7% or $144 million. The increase was a result of very strong organic loan growth across the division, as well as the impact of our acquisitions in Peru, the Caribbean and Central America. Margins were up from last year, driven by an increase in Mexico and our acquisitions in Peru.
     Other income increased $146 million or 18% year over year to $939 million. Excluding the negative impact of foreign currency translation, the growth was very strong at 26%. This was partly a result of our acquisitions in Peru and the Caribbean and Central America. In addition, there was strong growth in Mexico, the Caribbean and Asia. Partially offsetting these increases were lower gains on the sale of emerging market securities, and gains on sales of business operations and other assets realized in 2005.
Caribbean and Central America
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,308	$1,174	$1,149
Average personal loans	6,643	5,675	5,175
Average business loans	7,356	6,305	6,294
Average deposits	12,931	12,074	11,764

Total revenues were $1,308 million in 2006, an increase of $134 million or 11%, despite the negative 9% impact of foreign currency translation.
     Net interest income was $1,020 million in 2006, an increase of $84 million or 9% from last year. Excluding the impact of foreign currency translation and our acquisitions, net interest income increased 15% from last year. This increase was driven by a 22% increase in commercial lending and an 18% increase in retail loans, primarily in credit cards (up 32%) and mortgages (up 22%). Margins were down slightly year over year.
     Other income rose $50 million or 21% year over year. Excluding the negative impact of foreign currency translation, other income grew 30%. This was primarily due to a very strong increase of 37% in credit card fees, as the number of cardholders rose 36%, a 38% increase in commercial banking fees, as well as other contributions from our acquisitions. This growth was partly offset by a decline in other fee income; we earned no fees from loan collection services related to the Baninter acquisition in the Dominican Republic, as these services were completed in 2005.
2006 SCOTIABANK ANNUAL REPORT      47

BUSINESS LINES
Mexico
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,206	$1,054	$917
Average personal loans	3,457	2,817	2,432
Average business loans	5,747	5,262	4,130
Average deposits	9,769	8,934	8,383

Total revenues were $1,206 million in 2006, an increase of $152 million or 14%, despite a negative impact of $62 million due to foreign currency translation.
     Net interest income was $803 million in 2006, an increase of $112 million or 16% from last year. Excluding the impact of foreign currency translation, net interest income rose 22%. This increase was driven by strong volume growth, including a 54% increase in credit card balances, a 28% increase in mortgages, and a 15% increase in commercial loans. Margins were up slightly from last year, reflecting a change in the mix of assets, with faster growth in higher-spread products such as credit cards and auto loans.
     Other income increased $40 million or 11% year over year. Excluding the negative impact of foreign currency translation, other income rose 17%. This was due primarily to a 46% increase in credit card fees, as the number of cardholders rose 37%, a 21% increase in full-service and discount brokerage fees due to higher client trading volumes, and a 17% increase in other retail banking fees.
Latin America, Asia and Other
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$731	$534	$533
Average personal loans	1,964	1,031	880
Average business loans	7,658	6,401	7,882
Average deposits	18,609	16,211	17,825
Average investment securities	4,316	4,504	5,196

Total revenues were $731 million in 2006, an increase of $197 million, due primarily to our acquisitions in Peru. Excluding the negative impact of foreign currency translation and the positive impact of the Peru acquisitions, revenues decreased $38 million from last year. This was primarily due to lower gains on the sale of emerging market securities. In addition, spreads on our emerging market securities fell due to higher funding costs. These were partly offset by a gain on the sale of a foreclosed asset in Asia and an underlying 24% increase in commercial lending volumes in Asia.
Non-interest expenses
Non-interest expenses were $1,927 million in 2006, up 13% or $215 million from last year. Excluding the favourable impact of foreign currency translation and the impact of our acquisitions in Peru and the Caribbean and Central America, expense growth was 7%. This reflects higher technology and compensation expenses in the Caribbean and Central America to support ongoing business growth initiatives. Partly offsetting these factors were lower litigation fees and a 2006 recovery of $51 million of VAT in Mexico.
Credit quality
The provision for credit losses was $60 million in 2006, down 15% from last year. Lower provisions in Mexico, the Caribbean and Chile were partly offset by higher provisions in Asia.
Outlook
We expect earnings in International Banking to continue to grow in 2007, particularly in Mexico, Peru and the Caribbean and Central America. We anticipate growth in assets and deposits, with an increased focus on sales effectiveness, and ongoing expansion of the delivery network. We will continue to pursue acquisitions in key markets.
48      2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Scotia Capital
2006 Achievements
•	Named Best Investment Bank in Canada by Global Finance magazine for the third year in a row.
•	For the fourth consecutive year, Scotia Capital’s corporate derivatives team was ranked number 1 in Canada by an independent third-party market survey.
•	ScotiaFX, our proprietary foreign exchange trading platform, was recognized by Euromoney magazine as a Global Top Ten Trading Platform in their 2006 Annual Poll of Polls, Internet FX category, in terms of client satisfaction. We were also named Best Foreign Exchange Bank in Canada by Global Finance magazine.
•	Continued to expand our capital markets capabilities, enhancing our fixed income operations and opening an emerging currency Eurobond desk in London.
•	Notable transactions during the year included:
–	Through Scotia Waterous, we acted as exclusive financial advisor to Canadian Natural Resources Ltd in its US$4 billion acquisition of Anadarko Canada Corporation. Scotia Capital also acted as joint lead arranger and joint bookrunner on a $3.8 billion credit facility to finance the transaction.

–	Entered an agreement with General Motors Acceptance Corporation (GMAC) to purchase up to US$20 billion in U.S. retail automotive asset-backed securities over five years, under a US$6 billion revolving credit facility.

–	Through our precious metals division, ScotiaMocatta, completed the acquisition of approximately US$900 million in precious metals loans from Bank of America, further strengthening our position as a global leader in bullion sales and trading.
2007 Priorities
•	Continue to build and leverage our NAFTA capabilities, which we consider to be a major competitive advantage.
•	Grow product capabilities and provide global client coverage in selected industries, such as mining and oil & gas.
•	In Canada, our objective is to generate sustainable revenue growth through broadened client coverage, enabled by our integrated corporate and investment banking coverage model.
•	Pursue new clients and target institutional clients such as alternative asset managers.
Business profile
Scotia Capital is the corporate and investment banking arm of the Scotiabank Group, providing full-service coverage across the NAFTA region, as well as other selected niche markets globally. We offer wholesale financial products to corporate, government and institutional investor clients.
     Scotia Capital is organized into two main businesses. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services. Global Capital Markets provides products and services in a number of areas: fixed income; derivatives; foreign exchange; equity sales, trading and research; and, through ScotiaMocatta, precious metals.
Strategy
Our strategy remains focused on sustainable revenue growth and earning a good return on capital by building strong client relationships, while prudently managing risk. Revenue growth is expected to come from targeting new clients, building global capabilities in selected industries such as energy and mining, expanding product capabilities in areas such as derivatives and by focusing on institutional clients such as alternative asset managers.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	client profitability (return on economic equity, improvement in cross sell);

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances);

•	Value at Risk; and

•	daily trading profitability.
2006 SCOTIABANK ANNUAL REPORT      49

BUSINESS LINES
Scotia Capital financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$951	$849	$937
Other income	1,437	1,320	1,227
Recovery of (provision for) credit losses (PCL)	63	71	(106)
Non-interest expenses	(955)	(929)	(960)
Income taxes(1)	(443)	(390)	(275)

Net income	1,053	921	823
Preferred dividends paid	(6)	(6)	(4)

Net income available to common shareholders	$1,047	$915	$819

Key ratios

Return on equity (ROE)	31.3%	28.4%	20.3%
Productivity(1)	40.0%	42.8%	44.4%
Net interest margin (NIM)	0.73%	0.76%	0.86%
PCL as a percentage of loans and acceptances(2)	(0.25)%	(0.31)%	0.42%

Selected balance sheet data (average balances)

Total assets	129,825	112,209	109,349
Earning assets	116,598	98,908	94,326
Loans and acceptances	51,723	49,382	46,110
Securities	61,655	47,827	40,265
Attributed equity	3,349	3,223	4,028

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
Financial performance
Scotia Capital reported record net income available to common shareholders of $1,047 million in 2006, a 14% increase over last year. The strong performance was driven by solid revenue growth of 10%, with growth in both Global Corporate and Investment Banking and Global Capital Markets. We continued to benefit from a benign credit environment, which again resulted in low provisions for credit losses and loan loss recoveries. Expenses remained well controlled, up a modest 3% from last year. Return on equity, at 31.3% was a record for the division, well ahead of last year’s strong performance. Scotia Capital contributed 30% to the Bank’s total net income.
Assets and liabilities
Total average assets rose to $130 billion, a 16% increase from last year. There was an increase of $8 billion in trading securities, to support both client-driven activity and trading opportunities. The increase also reflects the $6 billion impact of purchases of U.S. retail automotive asset-backed securities. Average corporate loans and acceptances (excluding reverse repurchase agreements) rose 9% to $25.2 billion. Canada achieved strong growth in loans and acceptances of $2 billion or 20% compared to last year. There was also 5% growth in the U.S., offset by lower loan volumes in Europe.
Revenues
Total revenues increased 10% to $2,388 million compared to the prior year. This reflected growth of 12% in Global Capital Markets and 8% in Global Corporate and Investment Banking.
Total Revenues
     Interest income grew 12% to $951 million, with most of the growth coming from Global Capital Markets. Other income rose 9% to $1,437 million, reflecting growth in both areas.
Global Corporate and Investment Banking
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,154	$1,067	$1,218
Net interest income	527	498	630
Other income	627	569	588
Average assets	36,771	30,579	25,543

Total revenues increased to $1,154 million, an 8% increase over last year. Revenue growth was achieved in all lending markets and in advisory fees.
     Interest income was up 6% compared to 2005 due in part to higher interest recoveries from impaired loans in the U.S. and Europe. Also, increased lending volumes contributed to higher interest income, although this was partly offset by a continued tightening of credit spreads.
     Other income increased 10% year over year, in part reflecting gains from the sale of securities in the U.S. and Europe, and volume-driven growth in acceptance fees in Canada. Increased revenues reflect a full year of revenue from Scotia Waterous, which was acquired in the second half of 2005, and higher M&A advisory revenues. These increases were partly offset by lower equity new issue revenues.
50      2006 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
Global Capital Markets
Selected highlights

($ millions)	2006	2005	2004

Total revenue	$1,234	$1,102	$946
Net interest income	424	351	307
Other income	810	751	639
Average Assets	93,054	81,630	83,806

Total revenues rose to $1,234 million, up 12% compared to last year. Most trading businesses achieved higher revenues, with particularly strong growth in derivatives, precious metals and foreign exchange, partly offset by reduced results from equity trading.
     Interest income from trading operations increased 20%, due primarily to higher tax-exempt dividend income.
     Other income rose 8% due to strong growth in our foreign exchange, precious metals and fixed income businesses, offset by lower equity trading revenues.
Non-interest expenses
Non-interest expenses were $955 million in 2006, a 3% increase from last year, due partly to the inclusion of Scotia Waterous for a full year. Performance-related compensation also rose in line with improved results. As well, there were higher benefits and technology costs, offset by lower severance and support expenses.
Credit quality
Scotia Capital reported net loan loss recoveries of $63 million in 2006, compared to net recoveries of $71 million in 2005. Recoveries were realized in all lending markets. The level of recoveries was somewhat lower in the U.S. and Canada this year, while Europe reported a net recovery in 2006, compared to net provisions last year. Net impaired loans continued to decline, particularly in the U.S. and Europe, reflecting overall strong credit conditions and the effective execution of the Bank’s risk and portfolio management strategies.
Outlook
The outlook for the trading businesses remains positive and we anticipate opportunities for further growth in the coming year. We have also enhanced client coverage in the investment banking area which, together with the benefits of the Scotia Waterous acquisition, should allow us to leverage our capabilities for growth. As well, our unique NAFTA footprint will provide opportunities to increase the cross-sell of the Bank’s products and services. In corporate lending markets, we see opportunities for further growth, but expect that competitive pressures will continue to dampen credit spreads. We do not expect to achieve the same level of loan loss recoveries next year.
2006 SCOTIABANK ANNUAL REPORT      51

BUSINESS LINES
Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Other financial performance

($ millions)	2006	2005	2004

Net interest income(1)	$(531)	$(523)	$(588)
Other income	489	597	681
Provision for credit losses	60	43	103
Non-interest expenses	(92)	(106)	(79)
Income taxes(1)	250	212	137

Net income	176	223	254
Preferred dividends paid	(7)	(7)	(4)

Net income available to common shareholders	$169	$216	$250

(1)	Taxable equivalent basis.
Financial performance
Net income available to common shareholders was $169 million in 2006, compared to $216 million in 2005.
Revenues
Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $440 million in 2006, compared to $326 million last year reflecting higher dividend income.
     Net interest income was negative $531 million in 2006, compared to negative $523 million in 2005. The impact of elimination of a higher tax-exempt gross up was mostly offset by higher funding profit and favorable changes in fair value of non-trading derivatives.
     Other income declined $108 million to $489 million in 2006. The decrease was due primarily to lower securitization revenue and a decline in net gains on the sale of investment securities. A gain of $48 million was realized in 2006 on the sale of a portion of the Bank’s investment in Shinsei Bank, compared to $118 million in 2005.
Credit quality
The provision for credit losses included a $60 million reduction in the general allowance in 2006, compared to a $45 million reduction in 2005.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $114 million higher than last year.
Outlook
Considering the current and expected financial market conditions, gains on the sale of investment securities are expected to be somewhat lower than those realized in 2006.
     The general allowance may be further reduced if positive economic and business conditions continue.
52      2006 SCOTIABANK ANNUAL REPORT

RISK MANAGEMENT
Risk management
Risk management overview
Risk, to varying degrees, is present in virtually all business activities of a financial services organization, so effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s objectives and risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risk exposures include:

1.	Credit
2.	Market
3.	Liquidity
4.	Operational
5.	Reputational
6.	Environmental
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by strong risk governance, which includes active participation of the Board of Directors, senior executive and business line management in the risk management process. The framework has four main components:
     Each of these components is continually reviewed and updated to ensure that they are consistent with risk-taking activities, and that they remain relevant to the business and financial strategies of the Bank.
     This risk management framework is also applied to significant subsidiaries of the Bank. These subsidiaries have risk management programs in place that conform in all material respects to the Bank’s risk management framework, although the actual execution of their risk management programs may be different.
     For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank will assess existing risk management programs and, if necessary, develop an action plan to make improvements in a timely fashion.
Scotiabank’s risk management framework
Policies & limits
Policies define the Bank’s overall risk appetite, and are developed based on the requirements of regulatory authorities and input from the Board of Directors and senior executive management. Policies also provide guidance to the businesses and risk management units by setting the boundaries on the types of risks the Bank is prepared to assume.
     Limits are set for two purposes. First, limits ensure risk-taking activities will achieve predictable results within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by either the Bank’s Senior Credit Committees, Market Risk Management & Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the amounts, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio against defined goals.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
2006 SCOTIABANK ANNUAL REPORT      53

RISK MANAGEMENT
The Bank implements its risk management framework using a committee structure, as outlined below:
Risk Governance
Risks are managed within policies and limits approved by the Board of Directors and in accordance with the governance structure outlined below:
Board of Directors and/or Board Committees:
Reviews and approves risk management strategies, policies, standards and key limits.
Senior Management Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
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RISK MANAGEMENT
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.
Credit risk management strategies that define target markets and risk tolerances are developed at an all-Bank level, and then further refined at the business line level. These strategies are reviewed by the Risk Policy Committee, which in turn recommends the key overall strategies to the Executive and Risk Committee of the Board for approval on an annual basis. Once approved, the credit risk strategies form part of the policies that govern credit risk.
Corporate and Commercial
Portfolio management objectives and risk diversification are key factors in setting policies and limits. Credit risk limits covering specified industries, countries, and single name/aggregation exposure are reviewed and approved by either the Executive and Risk Committee or the Board of Directors annually, and applied through the credit origination process.
     Consistent with the Board-approved limits, corporate and commercial credit exposures are segmented into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans. If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution. Global Risk Management also uses a specialized credit group for all adjudication decisions referred from these special account groups.
     The decision-making process for corporate and commercial credit exposures is intended to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the credit adjudication units of Global Risk Management for analysis and recommendation. Within the risk management framework, these credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Board of Directors.
     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems. A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure and term, that affect the amount of potential loss in the event of a default of the facility.
     In making credit adjudication decisions, various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group independently reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers.
     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio, and to determine whether corrective action needs to be taken. These reviews include the examination of the risk factors for particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Executive and Risk Committee of the Board of Directors. The Risk Policy Committee makes recommendations to the Board of Directors or the Executive and Risk Committee regarding amendments to credit policies, including limit adjustments for various industries and countries.
Consumer
The decision-making process for consumer and small business loans is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
2006 SCOTIABANK ANNUAL REPORT      55

RISK MANAGEMENT
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which a customer qualifies. This allows customers to choose the products that satisfy all of their credit needs. International Banking is migrating to a similar approach to underwriting and risk modeling.
     All significant credit scoring and policy changes proposed by the business lines are evaluated by Global Risk Management, which is independent of the business lines. If Global Risk Management agrees with the proposed change, it is forwarded to the appropriate Senior Credit Committee for approval. These credit scoring models are subject to ongoing validation and independent review by Global Risk Management. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk rating systems
The evaluation of the credit risk of a borrower, or for a specific credit facility for a borrower, leads to classification under the Bank’s various internal risk rating systems. The Bank applies different methodologies to arrive at risk ratings for the various unique portfolios. These systems are designed to meet the objectives of transparency and replicability in order to provide Bank-wide consistency in terms of credit adjudication, minimum lending standards by risk ratings and reporting of credit risk. The Bank periodically reassesses its risk rating methodologies and makes enhancements when necessary. A description of the risk rating systems used in various portfolios is given below.
Corporate and commercial portfolios
The Bank uses a dual risk rating system that separately assesses the risk of borrowers and their associated credit facilities. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements.
     Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of: general economic changes, specific industry prospects, and event risks such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the ultimate arbiter of internal risk ratings.
     The internal risk ratings are key inputs that affect loan pricing, computation of the general allowance for credit losses, and return on economic capital. The internal risk ratings also determine the management level at which the facilities can be authorized or amended. Lower-rated credits require increasingly more senior management involvement, or Risk Policy Committee approval, depending on the aggregate exposure. The internal risk ratings are also key variables that are considered as part of the Bank’s syndication process, as guidelines for hold levels are tied to different risk ratings.
Consumer portfolios
The Bank’s risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history or internal credit score. The Bank’s automated risk rating systems assess the ongoing creditworthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of loss, as well as early identification and management of problem loans.
Market risk
Market risk is the risk of loss in our trading, funding and investment positions that results from exposure to interest rates, credit spreads, foreign currency rates, and equity and commodity prices. A description of each market risk category is provided below:
Interest rate risk is the risk of loss due to: changes in the level, slope, and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk is the risk of loss due to changes in the market price of credit, or the creditworthiness of a particular issuer.
Foreign currency risk is the risk of loss due to changes in spot and forward prices, and the volatility, of currency exchange rates.
Equity risk is the risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity price risk is the risk of loss due primarily to changes in spot and forward prices, and the volatility, of precious and base metals.

Funding	Investments	Trading
Interest rate risk	Interest rate risk	Interest rate risk
Foreign currency risk	Foreign currency risk	Foreign currency risk
	Equities risk	Equities risk
	Credit spread risk	Commodities risk
Credit spread risk
56       2006 SCOTIABANK ANNUAL REPORT

RISK MANAGEMENT
Risk measurement summary
Value at Risk
Value at Risk (VAR) is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements, over a defined time horizon with a specified confidence level. VAR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that about once in every 100 days, the trading book positions may lose more than the VAR estimate. Changes in VAR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VAR is also used to evaluate risks arising in certain funding and investment portfolios.
Stress testing
VAR measures potential losses in normally active markets. An inherent limitation of VAR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 50 stress tests on a daily basis, and over 200 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on specific market events.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates. A liability gap occurs when more liabilities than assets are subject to interest rate changes during a given time period. Conversely, an asset-sensitive position arises when more assets than liabilities are subject to rate changes.

     The Board of Directors reviews and approves all-Bank market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting and proposals for standards. The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk, stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
     To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type. The Board also receives quarterly enterprise risk management reports on key exposures and performance.
Funding and investment activities
Market risk arising from the Bank’s funding and investment activities are identified, managed and controlled through the Bank’s asset-liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.
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     The table below shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2006, and the chart at the right illustrates trends in one-year interest rate gaps. As at October 2005, the Bank had a one-year asset gap in Canadian dollars. During fiscal 2006, this asset gap was reduced to a moderate liability gap in anticipation of lower interest rates. The Canadian dollar margin declined in 2006 as a result of the inversion of the yield curve, a shift in customer preferences toward longer term fixed rate mortgages, and the funding of retail asset growth, in part, through wholesale deposits.
Interest rate gap
$ billions, one-year liability gap
Table 11 Interest rate gap

				Non-inte-
Interest rate sensitivity position(1)	Within	3 to 12	Over	rest rate
As at October 31, 2006 ($ billions)	3 months	months	1 year	sensitive	Total

Canadian dollars
Assets	$144.0	$18.3	$60.9	$7.1	$230.3
Liabilities	136.7	26.9	49.7	17.0	230.3

Gap	7.3	(8.6)	11.2	(9.9)
Cumulative gap	7.3	(1.3)	9.9	–

Foreign currencies
Assets	107.6	11.5	21.0	8.6	148.7
Liabilities	115.6	7.3	4.6	21.2	148.7

Gap	(8.0)	4.2	16.4	(12.6)
Cumulative gap	(8.0)	(3.8)	12.6	–

Total
Gap	$(0.7)	$(4.4)	$27.6	$(22.5)
Cumulative gap	(0.7)	(5.1)	22.5	–

As at October 31, 2005:
Gap	$4.9	$(1.6)	$17.0	$(20.3)
Cumulative gap	4.9	3.3	20.3	–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
     The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2006. These exposures trended higher throughout the year. Overall, foreign currency margins decreased slightly in 2006.
     Based on the Bank’s interest rate positions at year end 2006, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $58 million over the next 12 months. During fiscal 2006, this measure has ranged between $44 million and $100 million. This same increase would reduce the after-tax present value of the Bank’s net assets by approximately $627 million. During fiscal 2006, this measure has ranged between $517 million and $714 million.
Foreign currency risk
Foreign currency risk arising from the Bank’s funding and investment activities includes risks from the Bank’s net investments in self-sustaining foreign operations and from its net corporate foreign currency positions. The Bank’s corporate foreign currency positions generally consist of foreign currency profits earned in its domestic and foreign branches.
The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit and is reviewed quarterly by the Liability Committee. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations net of related hedging activities are recorded in the cumulative foreign currency translation account within shareholders’ equity. While gains/losses on net investments may increase/reduce the Bank’s capital, depending on the strength or weakness of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations rise or fall in about the same proportion as the change in capital.
     The Bank is subject to foreign currency translation risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars and Mexican pesos, are projected over a number of future fiscal quarters. The Liability Committee assesses economic data and forecasts and decides on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments would normally include foreign currency spot and forward contracts, as well as foreign currency options. Some of these economic hedges may not qualify for hedge accounting under current accounting rules, so there is a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded in earnings.
     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 28. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $30 million before tax. A similar change in the Canadian dollar would decrease (increase) the cumulative foreign currency translation account in shareholders’ equity by approximately $101 million.
Investment portfolio risks
The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2006, the market value of the Bank’s investment portfolios was $1,001 million over book value, compared to a surplus of $1,035 million over book value at the end of fiscal 2005. For further details, see Table 32 on page 77.
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Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VAR and stress testing limits. The quality of the Bank’s VAR is validated by regular back testing analysis, in which the VAR is compared to theoretical and actual profit and loss results. The Board reviews VAR and stress testing results quarterly. Within the Board-approved framework, the Market Risk Management and Policy Committee establishes detailed trading policies, and product and risk limits, including VAR limits by business line.
     Global Risk Management independently develops, executes and analyzes stress testing, sensitivity analysis, VAR calculations and valuation processes. It also develops models used for limit monitoring and financial reporting purposes; and reviews and participates in new product development. Models and policies are subject to formal periodic review.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VAR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate.
     In fiscal 2006, the one-day VAR for trading activities averaged $8.9 million, compared to $7.6 million in 2005. The increase was due primarily to increased equity exposure. The following table shows VAR by Risk Factor.
One-day VAR by risk factor ($ millions)

	2006				2005
	Year				Year
	end	Avg	High	Low	end	Avg	High	Low

Interest rate	9.5	6.2	10.3	2.5	4.6	6.0	13.0	3.1

Equities	2.8	5.8	9.0	2.6	4.3	3.9	6.0	1.7

Foreign exchange	0.6	1.4	3.8	0.5	1.0	2.0	6.9	0.2

Commodities	0.5	0.9	2.6	0.3	1.7	1.0	2.5	0.1

Diversification effect	(4.8)	(5.4)	N/A	N/A	(5.0)	(5.3)	N/A	N/A

All-Bank VAR	8.6	8.9	13.3	5.6	6.6	7.6	15.9	4.9

     The histogram to the right shows the distribution of daily trading revenue for fiscal 2006. Trading revenue averaged $4.0 million per day, compared to $3.6 million for 2005. Revenue was positive on more than 90% of trading days during the year, compared to 95% in 2005. During the year, the largest single day loss was $7.6 million.
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted earlier under Trading Activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Note 23 to the consolidated financial statements on page 128 summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type. More than half of the notional value of the Bank’s derivative instruments mature within one year, while 88% mature within five years. Investment grade counterparties account for 85% of the credit risk amount arising from the Bank’s derivative transactions, unchanged from last year.
     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $13.7 billion to $34.8 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. Net credit derivative trading exposures were not significant. The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures.
Low variability of trading revenues
period ending October 31, 2006
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RISK MANAGEMENT
As at October 31, 2006, the notional value of credit default swaps sold in the investment and credit portfolios was $0.4 billion, and the notional value bought was $1.4 billion.
     Where derivative products used for asset-liability management (non-trading) purposes are economic hedges, they must meet specified designation, documentation and effectiveness testing requirements to qualify for hedge accounting treatment. Further details on the accounting for derivatives can be found in Note 1 of the 2006 consolidated financial statements on page 95.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, Taxation, Finance and Legal Departments. All large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
Daily trading revenue vs. Value At Risk
$ millions, November 1, 2005, to October 31, 2006
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.
Effective liquidity risk management is essential in order to maintain the confidence of depositors and counterparties, and to enable our core businesses to continue to generate revenue, even under adverse circumstances. This risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The Bank maintains flexibility using a comprehensive set of liquidity and funding policies in order to address potential Bank-specific and broader industry or market liquidity events.
     The key elements of our liquidity risk framework are:
•	Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow over specified short-term horizons and a minimum level of core liquidity.
•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.
•	Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.
•	Stress testing – the Bank performs liquidity stress testing on a quarterly basis to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. These tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.
•	Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 12 on page 61. These assets generally can be sold or pledged to meet the Bank’s obligations. As at
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Table 12 Liquidity

As at October 31
($ millions)	2006	2005	2004	2003	2002

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$469	$481	$356	$647	$868
Deposits with other banks	2,445	1,770	1,255	1,382	686
Securities	53,762	39,361	32,211	34,234	30,310

	56,676	41,612	33,822	36,263	31,864

Foreign currency liquid assets
Cash and deposits with Bank of Canada	3,839	3,142	2,624	2,388	2,370
Deposits with other banks	16,623	15,112	12,920	16,163	16,348
Securities	20,824	22,180	19,344	20,254	16,194
Call and short loans	5	–	–	–	–

	41,291	40,434	34,888	38,805	34,912

Total liquid assets
Cash and deposits with Bank of Canada	4,308	3,623	2,980	3,035	3,238
Deposits with other banks	19,068	16,882	14,175	17,545	17,034
Securities	74,586	61,541	51,555	54,488	46,504
Call and short loans	5	–	–	–	–

	$97,967	$82,046	$68,710	$75,068	$66,776

Liquid assets as a % of total assets	25.8%	26.1%	24.6%	26.3%	22.5%

October 31, 2006, liquid assets were $98 billion (2005 – $82 billion), equal to 26% of total assets, unchanged from the previous year. These assets consist of securities, 76% (2005 – 75%), and cash and deposits with banks, 24% (2005 – 25%).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at October 31, 2006, total assets pledged or sold under repurchase agreements were $66 billion (2005 –$48 billion). The year-over-year increase was due to an increase in assets pledged with respect to securities borrowed and securities lent, and an increase in securities sold under repurchase agreements.
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, deposits drawn from retail and commercial clients in the Bank’s extensive domestic and international branch network, and wholesale funding. We use residential mortgage securitization programs as alternative sources of funding and for liquidity and asset/liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $178 billion as at October 31, 2006, versus $152 billion last year.
Core funds
$ billions, October 31
This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2006, the Bank’s core funds represented 47% of total funding (2005 – 48%).
Contractual obligations
The table below provides aggregated information about the Bank’s contractual obligations as at October 31, 2006, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 22, 21 and 17, respectively, of the 2006 consolidated financial statements.
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs and extending its maturity profile, when appropriate. In 2006, the Bank issued approximately $10.2 billion of term funding in the domestic, Euro, Yankee and other markets. Term funding by other entities in the Scotiabank Group increased by approximately $4 billion in 2006. The outstanding balance of the Bank’s subordinated debentures declined in 2006, as an existing issue was redeemed and not replaced.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $181 million in 2006.
     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada, signed in 2001, to manage the Bank’s domestic computer operations, including data centres, branches, automated banking machines and desktop computing environment. This contract was expanded in 2005 to include the computer operations for the Caribbean and Central America, and Mexico. The contract for Mexico was recently renewed and has been extended until 2013. The second is a three-year contract, with two optional five-year renewals, signed in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year renewal options has been exercised. These outsourcing contracts are cancellable with notice.
Contractual obligations

	Under			Over
($ millions)	1 year	1-3 years	4-5 years	5 years	Total

Term funding
Wholesale deposit notes	5,798	7,806	5,503	2,209	21,316
Euro MTN	3,029	4,552	2,388	—	9,969
Subordinated debentures	—	281	—	1,990	2,271
Other long-term liabilities	90	380	541	912	1,923

Subtotal	8,917	13,019	8,432	5,111	35,479
Operating leases	166	260	163	196	785
Outsourcing obligations	203	261	213	407	1,084

Total	9,286	13,540	8,808	5,714	37,348
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RISK MANAGEMENT
Capital commitments
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures were $229 million in 2006, up 34% from $171 million in 2005. The increase was primarily in real estate, which rose $43 million or 39%, due to the planned growth of our retail branch network in Canada and internationally, especially in Mexico. Technology-related spending increased $15 million or 25%, due primarily to the growth and ongoing upgrades of our ABM network, as well as equipment for new international branches.
Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.
The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.
•	A robust internal control environment.
•	An effective organization structure through which operational risk is managed, including:
–	A Board of Directors responsible for sound corporate governance.

–	Executive management who have clearly defined areas of responsibility.

–	A central operational risk management unit responsible for developing methods to identify, assess and monitor operational risks.

–	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks.

–	Separation of duties between key functions.

–	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A program designed to promote compliance with relevant laws and regulatory requirements. Compliance risk is managed through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.
•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk.
The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk management unit, entails formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management.
•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk management unit, and captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management.
•	The Bank’s business continuity management policies, which require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and tracks, monitors and ensures compliance with these policies.
•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct or business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.
Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have
62       2006 SCOTIABANK ANNUAL REPORT

RISK MANAGEMENT
a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal Department, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.
     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved Reputational Risk Policy, as well as a policy and procedures for managing reputational and legal risk relative to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. Identified reputational risk issues are referred to the Reputational Risk Committee for adjudication. In addition, the Reputational Risk Committee is available to support other risk management committees and business units with their assessment of reputational risk associated with business initiatives, products and transactions.
     The Committee considers a broad array of factors when assessing transactions, so that they meet and will be seen to meet high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.
To safeguard the Bank and the interests of its stakeholders, Scotiabank implemented an environmental policy in 1991 which, with Board approval, has been periodically updated. This policy, which guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings, is supplemented by specific policies and practices relating to individual business lines.
     The Scotiabank Environmental Lending Policy ensures appropriate consideration is given to environmental risks associated with the business operations of each borrower. Such considerations are factored into the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the processes and standards associated with this risk. Decisions are taken in the context of the risk management framework discussed on page 53.
     In 2006, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the revised Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. In order to further reduce the Bank’s environmental footprint, we are in the process of developing and implementing more definitive management processes on energy and paper use.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to our customers and communities where we operate. We have an ongoing process of reviewing our policies in these areas. Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas (GHG) emissions and climate change management.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com, and Scotiabank’s response to the Carbon Disclosure project at www.cdproject.net.
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CONTROLS AND ACCOUNTING POLICIES
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 88. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this annual report, and the Board of Directors has reviewed and approved this annual report prior to its release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
     Disclosure controls are procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified by these regulators. This information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the annual financial statements or interim financial statements.
     The management of the Bank is responsible for establishing and maintaining disclosure controls and procedures, and have designed such disclosure controls and procedures, to ensure that the required objectives of these disclosure controls and procedures have been met.
     As of October 31, 2006, the Bank’s management evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of, the CEO and CFO. In addition, the Bank’s management has assessed whether, during the 2006 fiscal year, there have been any changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     The Bank continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, the Bank’s management acknowledges that its disclosure controls and procedures will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Based on the evaluation of disclosure controls and procedures, and the assessment of changes in internal control over financial reporting, the CEO and CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls and procedures are effective; and
•	during the 2006 fiscal year, to the best of their knowledge and belief, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 95 to 99 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates and subjective judgments that are difficult, complex, and often related to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgments and estimates could have a material impact on the Bank’s financial statements. These estimates are adjusted in the normal course to reflect changing underlying circumstances.
Allowance for credit losses
The allowance for credit losses, comprising both specific and general allowances, represents management’s best estimate of the probable credit losses in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees.
     Management regularly reviews credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgments at many levels. These include identifying credits that are impaired, and considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. The provision for credit losses could be directly affected by changes to these estimates, or by the use of different but also reasonable judgments and estimates.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. To determine specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on evidence
64       2006 SCOTIABANK ANNUAL REPORT

CONTROLS AND ACCOUNTING POLICIES
available about the individual borrower. A loan is considered to be impaired when, based on management’s judgment, there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. In estimating net realizable value, management makes estimates and judgments about the amount and timing of future cash flows, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     For homogenous portfolios, including credit card loans, residential mortgages and most personal loans, specific allowances are determined on a group basis. Management estimates the probable losses inherent in the portfolio by using a formula method that takes into account recent loss experience.
     Overall, credit quality remained strong in 2006. While new specific provisions were lower in 2006, there were greater recoveries in 2005, resulting in a small net increase in specific provisions for credit losses in 2006 compared to 2005.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. The Bank determines the general allowance based on numerous factors, including historical default probabilities, loss severity in the event of default and exposure at default. Management makes best estimates of these parameters and, using an internally developed model, arrives at an initial quantitative estimate of the general allowance. Material changes in any of the above parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. If either the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $65 million (2005 – $65 million). Based on the initial calculated amount for the general allowance, senior management determines whether adjustments are necessary to take account of portfolio conditions not reflected in the historically based credit parameters used in the model. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance each quarter to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2006 was $1,307 million, a reduction from $1,330 million a year ago. The impact on the Bank’s portfolio from certain macroeconomic factors – such as high oil prices and interest rates, and the sustained strength of the Canadian dollar – improved towards the end of the year. As a result of such favourable trends, as well as a continuation of favourable credit conditions, the general allowance for credit losses was reduced by $60 million in the Consolidated Statement of Income, while there was a $37 million increase resulting from the consolidation of an acquisition in Peru. This net decline follows a reduction of $45 million in 2005 and $100 million in 2004.
Fair value of financial instruments
Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies).
     Trading securities are normally valued using quoted market prices. Most trading derivatives, which include customer-driven transactions and those undertaken for proprietary positions, are valued using quoted market prices or valuation models which incorporate independent and observable market parameters. These market inputs include interest rate yield curves, foreign exchange rates and option volatilities.
     Where quoted market prices are not available, fair values are usually determined using present value or other techniques based on observable interest rates, foreign exchange rates, credit spreads and equity prices. Management’s judgment on valuation inputs is necessary when observable market data is not readily available. Management also applies judgment in the selection of valuation models, as well as consideration, on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Uncertainty in these estimates can affect the fair value and financial results recorded; however, the impact of any change in these estimates is not expected to be significant.
     The breakdown of valuation sources for trading securities and derivatives is shown in the table below. Percentages are consistent with prior years.
Valuation methodology for trading instruments

	Trading assets		Trading liabilities
	Securities	Derivatives	Securities(1)	Derivatives

Fair value based on:
Quoted market prices	99.1%	0.0%	100.0%	0.0%
Internal models with significant observable market parameters	0.9%	99.0%	0.0%	99.3%
Internal models with significant unobservable market parameters	0.0%	1.0%	0.0%	0.7%

Total	100.0%	100.0%	100.0%	100.0%

(1)	This represents obligations related to securities sold short.
Other-than-temporary impairment of investment securities
Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Investment securities are held at cost or, in the case of debt securities, at amortized cost. Management reviews the investment securities each quarter to determine whether the fair value is below the current carrying value. If this is the case, management determines whether the decline is other-than-temporary. To assess whether an other-than-temporary impairment has occurred, management must make certain judgments and estimates, and considers factors such as the type of investment, the length of time and extent to which the fair value of a security has been below its carrying value, prospects for recovery in fair value, and the company’s financial condition and future prospects. Once management has determined that the security has suffered an other-than-temporary decline in value, the carrying value of the security is
2006 SCOTIABANK ANNUAL REPORT       65

CONTROLS AND ACCOUNTING POLICIES
written down to its estimated net realizable value. To estimate net realizable value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Other-than-temporary impairments in value are recorded in net gains on investment securities in other income in the Consolidated Statement of Income.
     As at October 31, 2006, the gross unrealized gains on individual investment securities were $1,286 million, and the gross unrealized losses were $195 million, resulting in a net unrealized gain of $1,091 million before related derivative and other hedge amounts ($1,001 million after related derivative and other hedge amounts). As at October 31, 2006, there were $2,202 million of investment securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss on these securities as at October 31, 2006 was $45 million, of which $32 million related to debt securities and $13 million related to equities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature. Factors considered in determining whether a loss is other than temporary include: the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
Pensions and other employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States, Mexico and other international operations.
     Actuarial methods are used to calculate the annual cost of these employee future benefits, using management’s best estimate of certain key assumptions, which are reviewed and approved once a year. These assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. Management applies judgement when making these estimates, taking into consideration, among other things, expectations regarding future economic trends and business conditions, including inflation rates. As well, management reviews historical investment returns, salary increases and health care costs. The discount rate used for measuring the benefit obligation is another critical assumption used to calculate the pension and other employee future benefits expense. Management applies little judgment in selecting this rate, since it is generally prescribed to be equal to the current yield on long-term, high-quality corporate bonds with a duration similar to the benefit obligation.
     Differences between actual experience and assumptions made by management will result in a net actuarial gain or loss, and will consequently increase or decrease the benefit expense for future years. In accordance with Canadian GAAP, the difference is amortized into income over future periods, rather than being recognized immediately as income. Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 22 years for the Bank’s principal pension plans, and 11 to 27 years for the Bank’s principal other benefit plans.
     Note 17 on pages 112 to 113 of the 2006 consolidated financial statements discloses pension and other employee future benefit amounts, management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on both the benefit obligation and the benefit expense. Note 1 on pages 95 to 99 of the 2006 consolidated financial statements contains further details on the significant accounting policies underlying the accounting for employee future benefits. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2006 would have been $43 million higher (lower). Over the past 10-year period, the actual annualized rate of return of 10.5% on the assets of the Bank’s main pension plan exceeded the assumed annualized rate by 3.1%.
Corporate income taxes
Judgment is exercised in determining the provision for income taxes and future income tax assets and liabilities. The provision for income taxes is estimated based on management’s expectations regarding the income tax consequences of transactions and events during the period. The Bank operates in many jurisdictions, and management interprets the tax legislation for each jurisdiction and makes assumptions about the expected timing of the reversal of temporary differences that result from the different treatment of items for tax and accounting purposes. If management’s interpretations of the legislation differ from those of the tax authorities, or if the actual timing of the reversals of the future tax asset and liabilities differs from the expected timing, the provision for income taxes could increase or decrease in future periods. Management is also required to assess whether it is likely that the future income tax assets will be realized prior to expiration and, based on this assessment, determine if the recording of a valuation allowance is required.
     Total gross future tax assets relating to subsidiaries’ unused income tax losses arising in prior years were $357 million as at October 31, 2006 (2005 – $180 million), for which the Bank established a valuation allowance of $183 million (2005 – $75 million) due to uncertainty about the realization of these losses. The increase in 2006 is related to subsidiaries acquired during the year. The Bank will adjust the valuation allowance if and when there is greater certainty of realizing this future tax asset.
     The Bank’s total net future income tax asset, including the net amount for tax loss carryforwards, was $1,478 million as at October 31, 2006 (2005 – $1,233 million). This year’s increase related primarily to deferred compensation expense and future tax assets of subsidiaries acquired in 2006. Note 1 on pages 95 to 99 of the 2006 consolidated financial statements contains further details on the significant accounting policies underlying accounting for income taxes, and Note 16 on page 111 provides further information with respect to the Bank’s provisions for income taxes.
66       2006 SCOTIABANK ANNUAL REPORT

CONTROLS AND ACCOUNTING POLICIES
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own account. Further details are provided on page 40 in the Off-balance sheet arrangements section. Management is required to exercise judgment to determine whether a VIE should be consolidated. This process involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the party that is exposed to the majority of the VIE’s expected losses, expected residual returns, or both, to determine who should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows. Further details with respect to the Bank’s involvement with VIEs are provided in Note 6 to the consolidated financial statements on pages 103 to 104.
Changes in accounting policies
The Bank’s significant accounting policies are set out in Note 1 on pages 95 to 99 of the 2006 consolidated financial statements. Included within that note is a description of the changes in accounting policies required to be adopted in response to new accounting standards in 2006.
•	In July 2006, the Bank early adopted the new Abstract issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (CICA), on stock-based compensation for employees who are eligible to retire before the vesting date. This change in accounting policy, which is further described in Note 1 on page 99, resulted in an adjustment of $25 million (net of income taxes of $13 million) to opening fiscal 2006 retained earnings. The Bank has not restated net income for any prior period as a result of adopting this accounting change, as the impact is not material for any particular period. Adoption of this change resulted in an increase in net income of $6 million (net of taxes of $3 million) recorded in the 2006 Consolidated Statement of Income.
Future accounting policy changes
Financial instruments
The CICA has issued three new standards that apply to the Bank, and come into effect on November 1, 2006: Financial Instruments – Recognition and Measurement; Hedges; and Comprehensive Income. A description of these new standards and how they will affect the Bank’s financial statements are set out in Note 2 on page 99 of the 2006 Consolidated Financial Statements.
     The transitional impact of these new standards is still being evaluated, as guidance from accounting standard setters with respect to certain transitional issues was not available on a timely basis in order to allow the Bank to finalize the impact as at November 1, 2006. The impact of recording investment securities as available for sale assets at fair value on November 1, 2006 will be to increase securities by approximately $1,091 million and increase accumulated other comprehensive income by approximately $706 million (after tax).
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $6.7 million as at October 31, 2006 (2005 – $5.1 million), and loans to directors totaled $0.1 million (2005 – $1.0 million).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 15 of the Consolidated Financial Statements on page 110).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $533 million as at October 31, 2006 (2005 – $550 million), while actual utilized amounts were $303 million (2005 – $311 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
2006 SCOTIABANK ANNUAL REPORT       67

SUPPLEMENTARY DATA
Supplementary Data*
Geographic information
Table 13 Net income by geographic segment

	2006					2005					2004
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,029	$71	$802	$1,656	$6,558	$3,808	$199	$690	$1,438	$6,135	$3,624	$334	$599	$1,441	$5,998
Other income	2,883	581	403	726	4,593	2,737	484	363	716	4,300	2,495	513	331	727	4,066
Provision for credit losses	273	(41)	27	17	276	262	(93)	34	70	273	303	54	6	130	493
Non-interest expenses	4,110	241	630	1,448	6,429	3,917	246	669	1,185	6,017	3,794	262	618	1,158	5,832
Provision for income taxes	478	138	(17)	153	752	450	216	1	142	809	384	194	12	175	765
Non-controlling interest	—	—	15	83	98	—	—	10	61	71	—	—	15	60	75
Preferred dividends paid	12	2	3	7	24	9	2	2	6	19	6	2	1	3	12

	$2,039	$312	$547	$674	$3,572	$1,907	$312	$337	$690	$3,246	$1,632	$335	$278	$642	$2,887

Corporate adjustments(1)					(23)					(62)					5

Net income available to common shareholders					$3,549					$3,184					$2,892

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
Table 14 Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2006	2005	2004	2003	2002	2006	2002

Canada
Atlantic provinces	$12.7	$12.1	$11.3	$10.0	$9.4	6.2%	5.9%
Quebec	13.1	9.8	8.4	7.9	7.1	6.4	4.4
Ontario	81.5	72.4	66.5	60.8	55.5	39.8	34.5
Manitoba and Saskatchewan	5.4	5.3	5.1	5.0	4.8	2.6	3.0
Alberta	17.1	14.7	13.7	11.7	11.1	8.4	6.9
British Columbia	16.4	14.2	13.3	12.8	12.3	8.0	7.6

	146.2	128.5	118.3	108.2	100.2	71.4	62.3

United States	14.3	8.8	9.8	13.8	21.5	7.0	13.3

Mexico	9.3	8.5	7.3	7.1	7.6	4.5	4.7

Other International
Europe	8.1	7.3	6.1	8.0	10.8	4.0	6.7
Caribbean	11.6	10.1	10.1	10.2	11.6	5.7	7.2
Latin America	9.2	5.2	4.9	5.1	5.5	4.4	3.5
Other	7.4	6.5	5.0	5.0	5.2	3.6	3.2

	36.3	29.1	26.1	28.3	33.1	17.7	20.6

General allowance(1)	(1.3)	(1.3)	(1.4)	(1.5)	(1.5)	(0.6)	(0.9)

Total loans and acceptances	$204.8	$173.6	$160.1	$155.9	$160.9	100.0%	100.0%

(1)	As at October 31.
Table 15 Gross Impaired loans by geographic segment

As at October 31 ($ millions)	2006	2005	2004	2003	2002

Canada	$655	$537	$489	$675	$639
United States	119	331	701	1,084	1,688
Mexico	213	190	223	398	464
Other International	883	762	787	1,105	1,221

Total	$1,870	$1,820	$2,200	$3,262	$4,012

*	Certain comparative amounts in this report have been reclassified to conform with current year presentation.
68      2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 16 Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Canada	$273	$264	$299	$395	$296
United States	(41)	(93)	54	270	1,131
Mexico	27	34	6	2	(56)
Other International	17	70	131	226	658

Total	$276	$275	$490	$893	$2,029

Table 17 Geographic distribution of earning assets

	2006
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2005	2004	2003	2002

North America
Canada	$218.4	63.3%	$187.2	$166.9	$158.5	$147.8
United States	41.9	12.2	32.5	25.0	34.1	46.4

	260.3	75.5	219.7	191.9	192.6	194.2

Mexico	21.1	6.1	20.4	18.7	18.2	20.3

Europe
United Kingdom	6.4	1.9	6.8	7.4	8.1	10.2
Germany	3.5	1.0	2.0	3.5	2.9	2.8
Ireland	4.8	1.4	4.0	2.0	1.4	1.6
France	2.5	0.7	1.9	1.1	1.5	1.4
Netherlands	1.5	0.4	1.7	0.8	1.5	1.1
Other	3.4	1.0	4.2	3.4	4.8	5.0

	22.1	6.4	20.6	18.2	20.2	22.1

Caribbean
Jamaica	3.1	0.9	2.8	3.0	2.6	3.4
Puerto Rico	2.0	0.6	1.7	1.9	2.1	2.6
Bahamas	2.4	0.7	1.8	1.7	1.7	1.8
Trinidad &Tobago	1.5	0.4	1.7	1.5	1.6	1.7
Other	9.0	2.6	6.1	6.7	6.4	6.9

	18.0	5.2	14.1	14.8	14.4	16.4

Latin America
Chile	4.2	1.2	3.2	3.3	3.4	3.6
Peru	4.1	1.2	0.1	0.2	0.2	0.2
Other	4.3	1.3	3.7	3.3	3.5	3.7

	12.6	3.7	7.0	6.8	7.1	7.5

Asia
India	1.8	0.5	1.5	2.0	1.1	1.1
Malaysia	1.3	0.4	1.8	1.4	1.5	1.6
South Korea	1.6	0.5	1.7	1.4	1.8	2.3
Japan	1.1	0.3	1.0	1.1	1.7	1.6
Hong Kong	1.7	0.5	1.4	0.9	1.0	1.2
Other	2.9	0.8	2.7	2.4	2.0	2.2

	10.4	3.0	10.1	9.2	9.1	10.0

Middle East and Africa	1.8	0.5	1.1	0.7	0.4	0.5

General allowance(1)	(1.3)	(0.4)	(1.3)	(1.4)	(1.5)	(1.5)

Total	$345.0	100.0%	$291.7	$258.9	$260.5	$269.5

(1)	As at October 31.
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SUPPLEMENTARY DATA
Credit risk
Table 18 Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2006	2005
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates(2)	Other	Total	Total

Mexico	$1,496	$—	$103	$597	$1,892	$5	$4,093	$3,272

Asia
South Korea	$473	$—	$324	$528	$—	$80	$1,405	$1,278
Japan	623	8	121	270	—	110	1,132	1,342
Malaysia	358	—	1	350	144	—	853	1,107
India	691	39	523	250	—	21	1,524	1,282
Hong Kong	370	—	25	680	—	7	1,082	955
China	353	45	535	46	—	10	989	701
Other(3)	378	96	178	374	—	4	1,030	744
	— —
	$3,246	$188	$1,707	$2,498	$144	$232	$8,015	$7,409

Latin America
Brazil	$727	$—	$364	$375	$—	$1	$1,467	$751
Chile	771	—	20	—	294	—	1,085	773
Venezuela	2	—	14	64	81	—	161	171
Peru	54	—	23	30	278	—	385	114
Costa Rica	368	—	21	—	375	—	764	384
El Salvador	222	—	16	—	201	—	439	408
Other(4)	580	9	31	69	—	—	689	708
	— —
	$2,724	$9	$489	$538	$1,229	$1	$4,990	$3,309
	== ==

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Excludes goodwill of $114 (2005 – $116) in Chile, $131 (2005 – $129) in El Salvador, and $189 (2005 – nil) in Peru.

(3)	Includes Indonesia, The Philippines, Singapore, Taiwan and Thailand.

(4)	Includes Argentina, Colombia, Panama and Uruguay.
Table 19 Loans and acceptances by type of borrower

Excludes reverse repos	2006
As at September 30 ($ billions)	Balance	% of total	2005	2004

Loans to households
Residential mortgages	$88.2	43.1%	$74.6	$68.3
Credit cards	9.1	4.4	8.6	7.8
Personal loans	29.4	14.3	25.6	22.0

	126.7	61.8	108.8	98.1

Loans to businesses and governments
Financial services	13.0	6.4	9.5	7.1
Wholesale and retail	10.2	5.0	10.2	10.2
Real estate and construction	7.0	3.4	6.0	5.6
Oil and gas	5.2	2.5	3.1	3.1
Transportation	4.9	2.4	4.0	4.1
Automotive	4.7	2.3	5.8	4.8
Agriculture	3.4	1.7	2.9	2.9
Government	3.4	1.6	2.0	2.2
Hotels and leisure	3.4	1.7	2.8	3.4
Mining and primary metals	3.1	1.5	2.7	2.6
Utilities	2.9	1.4	1.4	1.8
Health care	2.9	1.4	2.0	2.1
Telecommunications and cable	2.5	1.2	1.7	2.0
Media	2.4	1.2	2.0	2.2
Chemical	2.2	1.1	2.2	2.2
Food and beverage	2.2	1.1	2.1	2.2
Forest products	1.5	0.7	1.8	1.4
Other	4.5	2.2	3.9	3.5

	79.4	38.8	66.1	63.4

	206.1	100.6	174.9	161.5
General allowance(1)	(1.3)	(0.6)	(1.3)	(1.4)

Total loans and acceptances	$204.8	100.0%	$173.6	$160.1

(1)	As at October 31.
70       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 20 Off-balance sheet credit instruments

As at October 31 ($ billions)	2006	2005	2004	2003	2002

Commitments to extend credit	$105.9	$99.9	$104.2	$110.5	$127.0
Standby letters of credit and letters of guarantee	18.5	15.8	14.4	14.2	14.8
Securities lending, securities purchase commitments and other	13.0	9.3	4.8	7.7	5.9

Total	$137.4	$125.0	$123.4	$132.4	$147.7

Table 21 Changes in net impaired loans(1)

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Gross impaired loans
Balance at beginning of year	$1,820	$2,200	$3,241	$3,987	$4,439
Net additions
New additions	1,262	1,263	1,774	2,634	4,843
Declassifications, payments and loan sales	(956)	(1,034)	(1,680)	(1,936)	(1,789)

	306	229	94	698	3,054
Acquisition of subsidiaries	340	64	—	—	—
Disposal of Scotiabank Quilmes operations(2)	—	—	—	—	(1,006)
Writeoffs
Residential mortgages	(5)	(6)	(7)	(9)
Personal loans	(214)	(237)	(198)	(192)
Credit cards	(150)	(130)	(145)	(116)
Business and government	(174)	(277)	(632)	(610)

	(543)	(650)	(982)	(927)	(2,376)

Foreign exchange and other	(53)	(23)	(153)	(517)	(124)

Balance at end of year	1,870	1,820	2,200	3,241	3,987

Specific allowance for credit losses
Balance at beginning of year	1,139	1,321	1,719	1,892	2,705
Acquisition of subsidiaries	323	59	—	—	—
Specific provision for credit losses	276	275	490	893	2,029
Disposal of Scotiabank Quilmes operations(2)	—	—	—	—	(504)
Writeoffs	(543)	(650)	(982)	(927)	(2,376)
Recoveries by portfolio
Residential mortgages	3	1	2	1
Personal loans	71	75	78	79
Credit cards	37	32	32	26
Business and government	70	97	46	58

	181	205	158	164	169

Foreign exchange and other(3)	(76)	(71)	(64)	(303)	(131)

Balance at end of year	1,300	1,139	1,321	1,719	1,892

Net impaired loans
Balance at beginning of year	681	879	1,522	2,095	1,734
Net change in gross impaired loans	50	(380)	(1,041)	(746)	(452)
Net change in specific allowance for credit losses	(161)	182	398	173	813

Balance at end of year	570	681	879	1,522	2,095
General allowance for credit losses	1,307	1,330	1,375	1,475	1,475

Balance after deducting general allowance	$(737)	$(649)	$(496)	$47	$620

(1)	Excludes net impaired loans pertaining to designated emerging markets in years prior to 2004.

(2)	Includes foreign exchange impact.

(3)	Includes $5 transferred to other liabilities in 2006, $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.
2006 SCOTIABANK ANNUAL REPORT       71

SUPPLEMENTARY DATA
Table 22 Provisions for credit losses

For the fiscal years ($ millions)	2006	2005	2004	2003	2002

Specific provisions for credit losses
Net specific provisions	$457	$480	$648	$1,057	$2,198
Recoveries	(181)	(205)	(158)	(164)	(169)

Net Specific provisions for credit losses(1)	276	275	490	893	2,029
General provision	(60)	(45)	(100)	—	—

Total net provisions for credit losses	$216	$230	$390	$893	$2,029

(1)	Excluding reversals of credit losses (2002 – provision for credit losses) related to Argentina, net specific provisions were: 2003 – $957; 2002 – $1,575.
Table 23 Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2006	2005	2004

Personal
Residential mortgages	$10	$11	$20
Other personal loans	283	275	221

	293	286	241

Businesses and governments
Financial services	—	10	(2)
Wholesale and retail	5	11	99
Real estate and construction	(7)	27	11
Oil and gas	—	(3)	—
Transportation	4	(6)	(25)
Automotive	11	6	26
Agriculture	2	11	50
Government	(6)	5	4
Hotels and leisure	(21)	20	(12)
Mining and primary metals	(10)	(47)	(1)
Utilities	(21)	(71)	27
Health care	2	3	4
Telecommunications and cable	(14)	17	2
Media	(4)	(3)	(12)
Chemical	13	4	(3)
Food and beverage	7	(17)	73
Forest products	(1)	10	(4)
Other	23	12	12

	(17)	(11)	249

Total specific provisions	$276	$275	$490

72       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 24 Non-performing loans by type of borrower

	2006			2005
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal
Residential mortgages	$178	$(138)	$316	$158	$(106)	$264
Other personal loans	13	(456)	469	10	(356)	366

	191	(594)	785	168	(462)	630

Businesses and governments
Financial services	—	(9)	9	—	(12)	12
Wholesale and retail	58	(167)	225	55	(122)	177
Real estate and construction	84	(134)	218	36	(92)	128
Oil and gas	—	—	—	—	(1)	1
Transportation	1	(42)	43	10	(54)	64
Automotive	20	(34)	54	19	(11)	30
Agriculture	18	(40)	58	17	(37)	54
Government	—	(8)	8	—	(21)	21
Hotels and leisure	42	(12)	54	82	(56)	138
Mining and primary metals	4	(40)	44	—	(33)	33
Utilities	4	(17)	21	28	(44)	73
Health care	3	(15)	18	10	(9)	19
Telecommunications and cable	88	(38)	126	167	(59)	226
Media	2	(7)	9	—	(9)	9
Chemical	—	(33)	33	37	(24)	61
Food and beverage	1	(37)	38	19	(22)	41
Forest products	5	(15)	20	4	(16)	20
Other	49	(58)	107	27	(56)	84

	379	(706)	1,085	513	(677)	1,190

	570	$(1,300)	$1,870	681	$(1,139)	$1,820
Allowance for credit losses – general	(1,307)			(1,330)

Net impaired loans after general allowance	$(737)	$(1,300)	$1,870	$(649)	$(1,319)	$1,820

2006 SCOTIABANK ANNUAL REPORT       73

SUPPLEMENTARY DATA
Capital
Table 25 Capital funding activity

Issues		Maturities/Redemptions/Repurchases
Tier 1 Capital		Preferred shares

September 28, 2006	$750,000,000 Scotiabank Trust Securities 2006-1	None

Subordinated debentures

		February 8, 2006	$300,000,000 7.4% debentures due February 8, 2011

Table 26 Risk-weighted assets

As at October 31 ($ billions)			2006		2005
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
–	0 – 20%	Cash resources	$23.4	$4.4	$20.5	$2.8
–	0 – 100%	Securities(1)	95.5	12.3	73.5	7.4
–	0 – 50%	Residential mortgages	89.4	30.3	75.4	25.3
–	0 – 100%	Loans and acceptances	148.6	103.5	123.2	85.1
–	0 – 100%	Other assets	22.1	8.2	21.4	5.3

		Total on-balance sheet	379.0	158.7	314.0	125.9

Off-balance sheet

		Indirect credit instruments
0 – 10%	0 – 100%	One year and under credit commitments	61.4	0.8	57.6	1.2
20%	0 – 100%	Short-term trade letters of credit	1.0	0.1	0.9	0.2
50%	0 – 100%	Longer-term credit commitments	44.5	17.7	42.3	17.4
50%	0 – 100%	Performance guarantees	8.4	4.2	6.7	3.4
100%	0 – 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	22.1	6.4	17.5	7.5

			137.4	29.2	125.0	29.7

		Interest rate instruments
0 – 1.5%	0 – 50%	Futures and forward rate agreements	148.0	—	100.1	—
0 – 1.5%	0 – 50%	Interest rate swaps	472.1	1.3	415.9	1.3
0 – 1.5%	0 – 50%	Interest rate options	66.1	0.1	64.9	0.1

			686.2	1.4	580.9	1.4

		Foreign exchange instruments
1 – 7.5%	0 – 50%	Futures and foreign exchange contracts	197.0	1.4	188.1	1.5
1 – 7.5%	0 – 50%	Currency swaps	85.4	2.1	61.6	1.9
1 – 7.5%	0 – 50%	Currency options	5.2	—	4.3	—

			287.6	3.5	254.0	3.4

		Other derivative instruments
6 – 10%	0 – 50%	Equity swaps and options	31.3	0.7	27.5	0.8
6 – 15%	0 – 50%	Credit derivatives	34.8	0.7	21.0	0.5
7 – 15%	0 – 50%	Other	4.8	0.3	2.9	0.1

			70.9	1.7	51.4	1.4

		Total off-balance sheet	1,182.1	35.8	1,011.3	35.9

		Total gross and risk-weighted assets	1,561.1	194.5	1,325.3	161.8

		Impact of master netting		(2.5)		(2.3)

		Market risk – risk assets equivalent(1)		5.0		3.3

		Total	$1,561.1	$197.0	$1,325.3	$162.8

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk – risk assets equivalent.”
74       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Revenues and Expenses
Table 27 Volume/rate analysis of changes in net interest income

	2006 versus 2005			2005 versus 2004
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$1,930	$2,063	$3,993	$1,245	$433	$1,678
Total interest-bearing liabilities	(1,130)	(2,212)	(3,342)	(650)	(806)	(1,456)

Change in net interest income	$800	$(149)	$651	$595	$(373)	$222

(1)	Refer to the non-GAAP measures on page 28.
Table 28 Other income

							2006
							versus
For the fiscal years ($ millions)	2006	2005	2004	2003	2002		2005

Card revenues	$307	$251	$231	$204	$280		22%

Deposit and payment services
Deposit services	622	581	536	479	445		7
Other payment services	144	120	110	114	111		20

	766	701	646	593	556		9

Mutual funds	241	193	171	161	174		25

Investment management, brokerage and trust
Retail brokerage	481	427	335	280	304		13
Investment management and custody	70	62	53	53	32		14
Personal and corporate trust	115	111	116	122	137		3

	666	600	504	455	473		11

Credit fees
Commitment and other credit fees	414	436	477	565	540		(5)
Acceptance fees	116	106	106	119	131		10

	530	542	583	684	671		(2)

Trading revenues	637	594	476	501	439	(1)	7

Investment banking
Underwriting fees and other commissions	453	493	477	472	405		(8)
Foreign exchange and other	206	187	171	201	187		10

	659	680	648	673	592		(3)

Net gain on investment securities	371	414	477	159	179	(1)	(10)

Securitization revenues	43	79	111	140	162		(46)

Other	580	475	473	445	317	(1)	22

Total before the undernoted	4,800	4,529	4,320	4,015	3,843		6
Gains on sale of businesses	—	—	—	—	99		—

Total other income	$4,800	$4,529	$4,320	$4,015	$3,942		6%

Percentage increase (decrease) over previous year	6%	5%	8%	2%	(3)%

(1)	The following items were affected by Argentine charges — trading revenues included a gain of $4, net gain on investment securities included a charge of $20 and other included a charge of $87.
2006 SCOTIABANK ANNUAL REPORT       75

SUPPLEMENTARY DATA
Table 29 Non-interest expenses and productivity

						2006
						versus
For the fiscal years ($ millions)	2006	2005	2004	2003	2002	2005

Salaries and employee benefits
Salaries	$2,100	$1,963	$1,933	$2,001	$2,091	7%
Performance-based compensation	936	880	817	801	813	6
Stock-based compensation	164	140	174	119	21	17
Pensions and other employee benefits	568	505	528	440	419	13
	-
	3,768	3,488	3,452	3,361	3,344	8
	-
Premises and technology
Net premises rent	181	176	170	180	192	3
Premises repairs and maintenance	60	50	46	44	53	21
Property taxes	61	61	58	56	57	—
Computer equipment, software and data processing	549	519	509	498	456	6
Depreciation	192	173	189	208	243	11
Other premises costs	171	169	167	170	182	1
	-
	1,214	1,148	1,139	1,156	1,183	6
	-
Communications
Telecommunications	68	64	63	68	74	6
Stationery, postage and courier	208	191	185	183	207	9
	-
	276	255	248	251	281	8
	-
Advertising and business development
Advertising and promotion	126	139	113	103	105	(9)
Travel and business development	106	93	97	96	103	14
	-
	232	232	210	199	208	—
	-

Professional	174	186	163	141	136	(7)

Business and capital taxes
Business taxes	98	91	89	90	118	9
Capital taxes	35	56	53	54	50	(38)
	-
	133	147	142	144	168	(9)
	-
Other
Employee training	47	45	43	37	42	3
Amortization of goodwill and other intangibles	38	29	27	29	28	29
Other	561	513	438	382	347	10
	-
	646	587	508	448	417	10
	-
Total before the undernoted	6,443	6,043	5,862	5,700	5,737	7
Loss on disposal of subsidiary operations(1)	—	—	—	31	237	—
	-
Total non-interest expenses	$6,443	$6,043	$5,862	$5,731	$5,974	7%
	==
Productivity ratio (TEB)(2)	55.3%	56.3%	56.9%	55.9%	55.7%

(1)	The loss on disposal of subsidiary operation was incurred for Scotiabank Quilmes.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.
76       2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 30 Taxes

						2006
						versus
For the fiscal years ($ millions)	2006	2005	2004	2003	2002	2005

Income taxes
Provision for income taxes(1)	$872	$847	$786	$777	$594	3%
Taxable equivalent adjustment(2)	440	326	274	278	268	35

Provision for income taxes (TEB)(2)	1,312	1,173	1,060	1,055	862	12

Other taxes
Payroll taxes	152	137	139	139	149	11
Business and capital taxes	133	147	142	144	168	(9)
Goods and services and other	128	132	121	110	114	(4)

Total other taxes	413	416	402	393	431	(1)

Total taxes(3)	$1,725	$1,589	$1,462	$1,448	$1,293	9%

(1)	Includes provision for (recovery of) income tax related to the loss on disposal of subsidiary operations for Scotiabank Quilmes in 2003 – $3; 2002 – $(254).

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(3)	Comprised of $1,035 of Canadian taxes (2005 – $988; 2004 – $910; 2003 – $953; 2002 – $811) and $690 of foreign taxes (2005 – $601; 2004 – $552; 2003 – $495; 2002 – $482).
Other information
Table 31 Components of net income as a percentage of average total assets (1)

Taxable equivalent basis
For the fiscal years (%)	2006	2005	2004	2003	2002

Net interest income	$1.95%	2.00%	2.10%	2.16%	2.29%
Provision for credit losses	(0.06)	(0.07)	(0.14)	(0.31)	(0.69)
Other income	1.37	1.46	1.52	1.39	1.33

Net interest and other income	3.26	3.39	3.48	3.24	2.93
Non-interest expenses	(1.84)	(1.95)	(2.06)	(1.98)	(2.01)

Net income before the undernoted:	1.42	1.44	1.42	1.26	0.92
Provision for income taxes and non-controlling interest	(0.40)	(0.40)	(0.40)	(0.42)	(0.34)

Net income	1.02%	1.04%	1.02%	0.84%	0.58%
Average total assets ($ billions)	$350.7	$309.4	$284.0	$288.5	$296.9

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2006 – $440 million; 2005 – $326 million; 2004 – $274 million; 2003 – $278 million; 2002 – $268 million.
Table 32 General allowance and unrealized gains (losses) on investment securities

As at October 31 ($ millions)	2006	2005	2004	2003	2002

General allowance	$1,307	$1,330	$1,375	$1,475	$1,475

Unrealized gains (losses) on investment securities
Common and preferred shares	519	$499	$502	$164	$(131)
Emerging market bonds	584	574	507	512	219
Other fixed income	(102)	(38)	39	27	(113)

	$1,001	$1,035	$1,048	$703	$(25)

2006 SCOTIABANK ANNUAL REPORT     77

SUPPLEMENTARY DATA
Table 33 Assets under administration and management

As at September 30 ($ billions)	2006	2005	2004	2003	2002

Assets under administration
Personal
Retail brokerage	$69.7	$64.2	$54.2	$47.4	$41.0
Investment management and trust	59.5	57.0	53.4	56.6	57.1

	129.2	121.2	107.6	104.0	98.1

Mutual funds	19.8	18.4	15.8	14.2	14.4
Institutional	42.9	31.8	33.4	43.8	31.9

Total	$191.9	$171.4	$156.8	$162.0	$144.4

Assets under management
Personal	$10.0	$9.4	$7.5	$7.0	$7.8
Mutual funds	13.2	13.4	11.8	11.6	12.2
Institutional	4.6	3.8	1.9	1.4	1.5

Total	$27.8	$26.6	$21.2	$20.0	$21.5

Table 34 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2006	(1)	2005	(2)

Audit services	$12.8		$12.8
Audit-related services	0.1		1.6
Tax services outside of the audit scope	0.3		1.6
Other non-audit services	0.1		1.4

	$13.3		$17.4

(1)	PricewaterhouseCoopers LLP ceased to be the Shareholders’ Auditors as of its resignation on December 20, 2005. Up to December 20, 2005, fees attributable to PricewaterhouseCoopers LLP were approximately $0.4 million.

(2)	Fees in 2005 relate to the joint Shareholders’ Auditors, KPMG LLP and PricewaterhouseCoopers LLP. For the respective categories, the amounts paid to PricewaterhouseCoopers LLP were $6.3 million, $0.7 million, $0.7 million, and $0.7 million, respectively.
78     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 35 Selected quarterly information

	2006				2005
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income (TEB(1))	1,783	1,816	1,644	1,605	1,581	1,561	1,552	1,503
Total revenue (TEB(1))	2,999	2,989	2,830	2,830	2,735	2,689	2,688	2,614
Provision for credit losses	32	74	35	75	36	85	35	74
Non-interest expenses	1,708	1,608	1,565	1,562	1,579	1,517	1,490	1,457
Provision for income taxes (TEB(1))	334	344	313	321	289	286	320	278
Net income	897	936	894	852	811	784	826	788
Net income available to common shareholders	890	928	887	844	803	775	822	784

Operating performance
Basic earnings per Share ($)	0.90	0.94	0.90	0.85	0.81	0.78	0.82	0.78
Diluted earnings per share ($)	0.89	0.93	0.89	0.84	0.80	0.77	0.81	0.77
Return on equity (%)	21.1	22.8	23.2	21.6	20.5	19.9	22.3	21.0
Productivity ratio (%)(TEB(1))	56.9	53.8	55.3	55.2	57.8	56.4	55.4	55.7
Net interest margin on total average assets (%)(TEB(1))	1.89	1.98	1.97	1.97	1.97	1.97	2.07	2.00

Balance sheet information ($ billions)
Cash resources and securities	118.9	115.5	113.8	102.0	94.0	95.9	93.4	89.1
Loans and acceptances	238.0	225.4	214.4	200.8	198.6	199.5	192.8	188.6
Total assets	379.0	365.0	357.0	325.0	314.0	317.5	309.1	300.5
Deposits	263.9	255.2	247.6	227.5	217.4	220.0	214.8	206.9
Preferred shares	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.3
Common shareholders’ equity(2)	16.9	16.5	15.8	15.6	15.5	15.6	15.3	14.9
Assets under administration	191.9	180.9	188.5	174.1	171.4	166.7	163.0	158.0
Assets under management	27.8	26.6	26.9	26.2	26.6	24.0	23.4	22.6

Capital measures (%)
Tier 1 capital ratio	10.2	10.0	10.2	10.8	11.1	11.1	11.4	11.2
Total capital ratio	11.7	11.6	11.9	12.8	13.2	13.1	13.4	13.5
Common equity to risk-weighted assets(2)	8.8	8.9	9.0	9.4	9.7	9.7	9.8	9.8
Tangible common equity to risk-weighted assets(2) (3)	8.3	8.4	8.5	9.0	9.3	9.3	9.5	9.5
Risk-weighted assets ($ billions)	197.0	190.3	180.1	168.9	162.8	163.8	160.1	155.5

Credit quality
Net impaired loans(4) ($ millions)	570	479	579	659	681	573	666	762
General allowance for credit losses ($ millions)	1,307	1,330	1,330	1,330	1,330	1,375	1,375	1,375
Net impaired loans as a % of loans and acceptances(4)	0.24	0.21	0.27	0.33	0.34	0.29	0.35	0.40
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.16	0.13	0.07	0.15	0.16	0.17	0.07	0.16

Common share information
Share price ($)
High	49.50	47.24	48.67	49.80	44.22	42.64	41.37	41.35
Low	45.36	41.55	45.03	42.89	40.31	39.19	38.63	36.41
Close	49.30	45.55	46.52	46.25	42.99	41.75	39.99	39.50
Shares outstanding (millions)
Average – Basic	989	988	988	989	995	995	996	1,006
Average – Diluted	1,000	999	1,001	1,002	1,008	1,009	1,011	1,021
End of period	990	988	988	988	990	995	994	998
Dividends per share ($)	0.39	0.39	0.36	0.36	0.34	0.34	0.32	0.32
Dividend yield (%)	3.3	3.5	3.1	3.1	3.2	3.3	3.2	3.3
Dividend payout ratio(5) (%)	43.3	41.5	40.1	42.2	42.1	43.7	38.7	41.1
Market capitalization ($ billions)	48.8	45.0	45.9	45.7	42.6	41.5	39.7	39.4
Book value per common share(2) ($)	17.13	16.66	15.98	15.76	15.64	15.68	15.44	14.95
Market value to book value multiple	2.9	2.7	2.9	2.9	2.7	2.7	2.6	2.6
Price to earnings multiple (trailing 4 quarters)	13.7	13.0	13.9	14.2	13.5	13.6	13.2	13.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 28.

(2)	Refer to Note 1 to the Consolidated Financial Statements on page 99 for the new accounting policy related to stock-based compensation for employees eligible to retire before the vesting date. Certain balance sheet figures and ratios have been restated, where applicable, as a result of the adjustment to retained earnings as of November 1, 2005.

(3)	Represents common shareholders’ equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.

(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
2006 SCOTIABANK ANNUAL REPORT     79

SUPPLEMENTARY DATA
Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2006	2005	2004	2003

Assets
Cash resources	$23,376	$20,505	$17,155	$20,581

Securities
Investment	33,012	23,452	15,717	20,293
Trading	62,490	50,007	43,056	42,899

	95,502	73,459	58,773	63,192

Loans
Residential mortgages	89,590	75,520	69,018	61,646
Personal and credit cards	39,058	34,695	30,182	26,277
Business and government	76,733	62,681	57,384	64,313
Securities purchased under resale agreements	25,705	20,578	17,880	22,648

	231,086	193,474	174,464	174,884

Allowance for credit losses	2,607	2,469	2,696	3,217

	228,479	191,005	171,768	171,667

Other
Customers’ liability under acceptances	9,555	7,576	7,086	6,811
Trading derivatives’ market valuation	10,369	11,622	14,198	15,308
Land, buildings and equipment	2,256	1,934	1,872	1,944
Other assets	9,469	7,924	8,360	6,389

	31,649	29,056	31,516	30,452

	$379,006	$314,025	$279,212	$285,892

Liabilities and shareholders’ equity
Deposits
Personal	$93,450	$83,953	$79,020	$76,431
Business and government	141,072	109,389	94,125	93,541
Banks	29,392	24,103	22,051	22,700

	263,914	217,445	195,196	192,672

Other
Acceptances	9,555	7,576	7,086	6,811
Obligations related to securities sold under repurchase agreements	33,470	26,032	19,428	28,686
Obligations related to securities sold short	13,396	11,250	7,585	9,219
Trading derivatives’ market valuation	11,211	11,193	14,054	14,758
Other liabilities	26,457	20,794	15,733	14,145
Non-controlling interest in subsidiaries	435	306	280	326

	94,524	77,151	64,166	73,945

Subordinated debentures	2,271	2,597	2,615	2,661

Capital instrument liabilities	750	750	2,250	2,500

Shareholders’ equity
Capital stock
Preferred shares	600	600	300	300
Common shares and contributed surplus	3,425	3,317	3,229	3,141
Retained earnings and cumulative foreign currency translation losses	13,522	12,165	11,456	10,673

	17,547	16,082	14,985	14,114

	$379,006	$314,025	$279,212	$285,892

80     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2002	2001	2000	1999	1998	1997	1996

$20,273	$20,160	$18,744	$17,115	$22,900	$18,174	$14,737

21,602	25,450	19,565	20,030	17,392	17,091	15,835
34,592	27,834	21,821	13,939	12,108	10,908	10,070

56,194	53,284	41,386	33,969	29,500	27,999	25,905

56,295	52,592	50,037	47,916	45,884	41,727	30,683
23,363	20,116	17,988	16,748	18,801	17,764	16,801
77,181	79,460	78,172	69,873	76,542	59,353	50,408
32,262	27,500	23,559	13,921	11,189	8,520	9,112

189,101	179,668	169,756	148,458	152,416	127,364	107,004

3,430	4,236	2,853	2,599	1,934	1,625	1,568

185,671	175,432	166,903	145,859	150,482	125,739	105,436

8,399	9,301	8,807	9,163	8,888	7,575	5,945
15,821	15,886	8,244	8,039	13,675	8,925	8,978
2,101	2,325	1,631	1,681	1,759	1,716	1,523
7,921	8,037	7,456	6,865	6,384	5,025	2,777

34,242	35,549	26,138	25,748	30,706	23,241	19,223

$296,380	$284,425	$253,171	$222,691	$233,588	$195,153	$165,301

$75,558	$75,573	$68,972	$65,715	$62,656	$59,239	$47,768
93,830	80,810	76,980	64,070	70,779	56,928	44,981
26,230	29,812	27,948	26,833	32,925	22,808	25,145

195,618	186,195	173,900	156,618	166,360	138,975	117,894

8,399	9,301	8,807	9,163	8,888	7,575	5,945

31,881	30,627	23,792	16,781	14,603	11,559	7,894
8,737	6,442	4,297	2,833	3,121	3,739	6,509
15,500	15,453	8,715	8,651	14,360	8,872	8,571
15,678	15,369	14,586	11,667	9,787	9,731	7,387
662	586	229	198	173	137	101

80,857	77,778	60,426	49,293	50,932	41,613	36,407

3,878	5,344	5,370	5,374	5,482	5,167	3,251

2,225	1,975	1,975	1,475	1,475	1,468	1,325

300	300	300	300	300	—	—
3,002	2,920	2,765	2,678	2,625	2,567	2,161

10,500	9,913	8,435	6,953	6,414	5,363	4,263

13,802	13,133	11,500	9,931	9,339	7,930	6,424

$296,380	$284,425	$253,171	$222,691	$233,588	$195,153	$165,301

2006 SCOTIABANK ANNUAL REPORT     81

SUPPLEMENTARY DATA
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2006	2005	2004	2003

Interest income
Loans	$12,677	$10,053	$9,074	$9,945
Securities	4,124	3,104	2,662	2,859
Deposits with banks	881	646	441	442

	17,682	13,803	12,177	13,246

Interest expense
Deposits	8,589	5,755	4,790	5,222
Subordinated debentures	130	134	112	139
Capital instrument liabilities	53	53	164	182
Other	2,502	1,990	1,410	1,735

	11,274	7,932	6,476	7,278

Net interest income	6,408	5,871	5,701	5,968
Provision for credit losses	216	230	390	893

Net interest income after provision for credit losses	6,192	5,641	5,311	5,075

Other income	4,800	4,529	4,320	4,015

Net interest and other income	10,992	10,170	9,631	9,090

Non-interest expenses
Salaries and employee benefits	3,768	3,488	3,452	3,361
Other(2)	2,675	2,555	2,410	2,370
Restructuring provisions following acquisitions	—	—	—	—

	6,443	6,043	5,862	5,731

Income before the undernoted	4,549	4,127	3,769	3,359
Provision for income taxes	872	847	786	777
Non-controlling interest in net income of subsidiaries	98	71	75	160

Net income	$3,579	$3,209	$2,908	$2,422

Preferred dividends paid and other	30	25	16	16

Net income available to common shareholders	$3,549	$3,184	$2,892	$2,406

Average number of common shares outstanding (millions):
Basic	988	998	1,010	1,010
Diluted	1,001	1,012	1,026	1,026
Earnings per common share (in dollars):
Basic	$3.59	$3.19	$2.87	$2.38
Diluted	$3.55	$3.15	$2.82	$2.34
Dividends per common share (in dollars)	$1.50	$1.32	$1.10	$0.84

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, and (b) in 1997, a $26 writeoff of goodwill.
82     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2002	2001	2000	1999	(1)	1998	1997	1996

$10,708	$13,049	$12,129	$10,654		$10,269	$8,082	$7,881
3,087	3,062	2,286	1,874		1,815	1,636	1,757
573	872	916	943		1,007	770	740

14,368	16,983	15,331	13,471		13,091	10,488	10,378

5,519	8,233	8,192	7,284		7,303	5,714	5,969
203	303	324	314		354	260	214
158	136	120	99		99	98	95
1,971	2,247	1,616	1,201		1,057	797	841

7,851	10,919	10,252	8,898		8,813	6,869	7,119

6,517	6,064	5,079	4,573		4,278	3,619	3,259
2,029	1,425	765	635		595	35	380

4,488	4,639	4,314	3,938		3,683	3,584	2,879

3,942	4,071	3,665	3,183		2,858	2,683	2,008

8,430	8,710	7,979	7,121		6,541	6,267	4,887

3,344	3,220	2,944	2,627		2,501	2,202	1,910
2,630	2,442	2,209	2,149		1,945	1,607	1,327
—	—	(34)	(20)		—	250	(20)

5,974	5,662	5,119	4,756		4,446	4,059	3,217

2,456	3,048	2,860	2,365		2,095	2,208	1,670
594	869	983	860		755	758	665
154	102	43	46		38	34	31

$1,708	$2,077	$1,834	$1,459		$1,302	$1,416	$974

16	16	16	16		5	1	18

$1,692	$2,061	$1,818	$1,443		$1,297	$1,415	$956

1,009	1,001	991	986		982	958	937
1,026	1,018	1,003	996		993	966	939

$1.68	$2.06	$1.83	$1.46		$1.32	$1.48	$1.02
$1.65	$2.02	$1.81	$1.45		$1.31	$1.46	$1.02
$0.73	$0.62	$0.50	$0.44		$0.40	$0.37	$0.33

2006 SCOTIABANK ANNUAL REPORT     83

SUPPLEMENTARY DATA
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2006	2005	2004	2003

Preferred shares
Balance at beginning of year	$600	$300	$300	$300
Issued	—	300	—	—
Redeemed	—	—	—	—

Balance at end of year	600	600	300	300

Common shares and contributed surplus
Balance of common shares at beginning of year	3,316	3,228	3,140	3,002
Issued	135	172	117	163
Purchased for cancellation	(26)	(84)	(29)	(25)

Balance of common shares at end of year	3,425	3,316	3,228	3,140
Contributed surplus: Fair value of stock options	—	1	1	1

Total	3,425	3,317	3,229	3,141

Retained earnings and cumulative foreign currency translation losses
Balance at beginning of year	12,165	11,456	10,673	10,500
Adjustments	(25) (1)	—	—	—
Net income	3,579	3,209	2,908	2,422
Dividends: Preferred	(30)	(25)	(16)	(16)
Common	(1,483)	(1,317)	(1,110)	(849)
Net unrealized foreign exchange translation	(360)	(178)	(709)	(1,176)
Purchase of shares and premium on redemption	(324)	(973)	(290)	(201)
Other	—	(7)	—	(7)

Balance at end of year	13,522	12,165	11,456	10,673

Total shareholders’ equity at end of year	$17,547	$16,082	$14,985	$14,114

Other statistics
Operating performance
Basic earnings per share ($)	3.59	3.19	2.87	2.38

Diluted earnings per share ($)	3.55	3.15	2.82	2.34

Return on equity (%)	22.1	20.9	19.9	17.6

Productivity ratio (%)(TEB)	55.3	56.3	56.9	55.9

Return on assets (%)	1.02	1.04	1.02	0.84

Net interest margin on total average assets (%)(TEB)	1.95	2.00	2.10	2.16

Capital measures
Tier 1 capital ratio (%)	10.2	11.1	11.5	10.8

Total capital ratio (%)	11.7	13.2	13.9	13.2

Assets to capital ratio(6)	17.1	15.1	13.8	14.4

Common equity to risk-weighted assets (%)	8.8	9.7	9.9	9.2

Tangible common equity to risk-weighted assets (%)	8.3	9.3	9.7	8.9

Common share information
Share price ($):
High	49.80	44.22	40.00	33.70

Low	41.55	36.41	31.08	22.28

Close	49.30	42.99	39.60	32.74

Number of shares outstanding (millions)	990	990	1,009	1,011

Dividends per share ($)	1.50	1.32	1.10	0.84

Dividend payout (%)(7)	41.8	41.4	38.4	35.3

Dividend yield (%)(8)	3.3	3.3	3.1	3.0

Price to earnings multiple(9)	13.7	13.5	13.8	13.8

Book value per common share ($)	17.13	15.64	14.56	13.67

Other information
Average total assets ($ millions)	350,709	309,374	283,986	288,513

Number of branches and offices	2,191	1,959	1,871	1,850

Number of employees(10)	53,251	46,631	43,928	43,986

Number of automated banking machines	4,937	4,449	4,219	3,918

(1)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(2)	Cumulative effect of adoption of new goodwill accounting standard.

(3)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(4)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price earnings multiple 14.3.

(5)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the CICA.
84     2006 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2002		2001		2000	1999		1998	1997	1996

$300		$300		$300	$300		$—	$—	$350
—		—		—	—		300	—	—
—		—		—	—		—	—	(350)

300		300		300	300		300	—	—

2,920		2,765		2,678	2,625		2,567	2,161	1,994
101		155		87	53		58	406	167
(19)		—		—	—		—	—	—

3,002		2,920		2,765	2,678		2,625	2,567	2,161
—		—		—	—		—	—	—

3,002		2,920		2,765	2,678		2,625	2,567	2,161

9,913		8,435		6,953	6,414		5,363	4,263	3,751
(76	)(2)	(39	)(3)	—	(314	)(4)	—	—	(116	)(5)
1,708		2,077		1,834	1,459		1,302	1,416	974
(16)		(16)		(16)	(16)		(5)	(1)	(18)
(732)		(621)		(496)	(429)		(393)	(355)	(305)
(137)		79		163	(160)		152	43	(19)
(154)		—		—	—		—	—	—
(6)		(2)		(3)	(1)		(5)	(3)	(4)

10,500		9,913		8,435	6,953		6,414	5,363	4,263

$13,802		$13,133		$11,500	$9,931		$9,339	$7,930	$6,424

1.68		2.06		1.83	1.46	(4)	1.32	1.48	1.02

1.65		2.02		1.81	1.45	(4)	1.31	1.46	1.02

13.0		17.3		17.6	15.3	(4)	15.3	20.2	15.8

55.7		54.6		57.3	60.1		61.2	63.4	59.9

0.58		0.76		0.77	0.64	(4)	0.61	0.79	0.61

2.29		2.32		2.21	2.07		2.06	2.08	2.12

9.9		9.3		8.6	8.1		7.2	6.9	6.7

12.7		13.0		12.2	11.9		10.6	10.4	8.9

14.5		13.5		13.7	13.5		14.9	14.2	16.4

8.6		8.1		7.3	6.9		6.0	5.8	5.5

8.3		7.8		7.0	6.7		5.7	5.6	5.5

28.10		25.25		22.83	18.45		22.35	17.05	10.60

21.01		18.65		13.03	14.30		11.40	10.28	7.10

22.94		21.93		21.75	16.80		16.10	15.54	10.57

1,008		1,008		996	989		984	980	950

0.73		0.62		0.50	0.44		0.40	0.37	0.33

43.2		30.1		27.3	29.7	(4)	30.3	25.1	31.9

3.0		2.8		2.8	2.7		2.4	2.7	3.7

13.7		10.6		11.9	11.5	(4)	12.2	10.5	10.4

13.39		12.74		11.25	9.74		9.18	8.09	6.76

296,852		271,843		238,664	229,037		213,973	179,176	158,803

1,847		2,005		1,695	1,654		1,741	1,658	1,464

44,633		46,804		40,946	40,894		42,046	38,648	34,592

3,693		3,761		2,669	2,322		2,244	2,030	1,526

(6)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(7)	Dividend payments as a percentage of net income available to common shareholders.

(8)	Based on the average of the high and low common share price for the year.

(9)	Based on the closing common share price.

(10)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.
2006 SCOTIABANK ANNUAL REPORT     85